EXHIBIT 99.1

Centerra Gold Records Net Earnings from Continuing Operations of $33.0 million or $0.11 per Common Share, Adjusted Net Earnings from Continuing Operations Non-GAAP of $49.9 million or $0.17 per Common Share, Net Loss of $851.7 million or $2.87 per Common Share, Adjusted Net Earnings Non-GAAP of $78.3 million or $0.26 per Common Share, Cash provided by Operating Activities from Continuing Operations of $60.3 million and Free Cash Flow from Continuing Operations Non-GAAP of $30.7 million

All figures are in United States dollars and all production figures are on a 100% basis and continuing operations basis unless otherwise stated. This news release contains forward looking information regarding Centerra Gold’s business and operations.  See “Caution Regarding Forward-Looking Information”. All references in this document denoted with NG indicate a non-GAAP term which is discussed under “Non-GAAP Measures” and reconciled to the most directly comparable GAAP measure.

TORONTO, Aug. 10, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its second quarter 2021 results. As a result of the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic, the Company has recognized a loss on the change of control and included the Kumtor Mine in discontinued operations. The Company’s results from continuing operations include the Mount Milligan Mine, the Öksüt Mine and the Molybdenum Business Unit.

Significant financial and operating highlights of the second quarter include:

  Earnings from continuing operations and adjusted net earnings from continuing operationsNG of $33.0 million or $0.11 per common share (basic), and $49.9 million or $0.17 per common share (basic), respectively.
  Net loss and adjusted net earningsNG of $851.7 million or $2.87 loss per common share (basic), and $78.3 million or $0.26 per common share (basic), respectively. Net loss includes net loss from discontinued operations of $884.7 million.
  Cash flow provided by operating activities from continuing operations and free cash flow from continuing operationsNG of $60.3 million and $30.7 million, respectively. Cash provided by operating activities from discontinued operations and net cash flow from discontinued operations were $77.1 million and $49.7 million, respectively.
  Cash position at quarter-end of $882.9 million with total liquidity of $1,282.9 million.
  Consolidated production from continuing operations of 69,854 ounces of gold and 19.8 million pounds of copper.
  Kumtor Mine was seized by the Kyrgyz Republic Government on May 15, 2021 under the pretext of groundless corruption, tax, environmental and other claims. These unjustified actions by the Kyrgyz Republic government, including the appointment of external manager, continued during the quarter. In response, the Company and its Kumtor subsidiaries have commenced legal proceedings against the Kyrgyz Republic, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and others, including international arbitration, Chapter 11 proceedings before the U.S. Bankruptcy Court and a proceeding in the Ontario Superior Court of Justice.
  Mount Milligan process plant achieved record throughput of 5.6 million tonnes, or 61,848 tonnes per day in the second quarter.
  Gold production costs and copper production costs from continuing operations were $593 per ounce and $1.41 per pound, respectively.
  All-in sustaining costs on a by-product basisNG from continuing operations and All-in costs on a by-product basisNG from continuing operations were $676 per ounce and $851 per ounce, respectively.
  Continuing focus on safety of our employees, contractors and local communities. The Öksüt Mine achieved one million work hours without a Lost Time Injury. Vaccination clinics have been set up for employees and contractors at the Mount Milligan Mine and Öksüt Mine, with second vaccination doses provided to 64% and 55% of site employees, respectively.
  On track to achieve 2021 production and cost guidance at the Mount Milligan Mine and the Öksüt Mine with the revised consolidated free cash flow guidance of $125 to $175 million, including free cashflow from continuing operationsNG of $30.7 million in the second quarter of 2021.
  Quarterly Dividend declared of CAD$0.07 per common share.

As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic Government on May 15, 2021, and the continuing actions by the Kyrgyz Republic, the Company has updated its consolidated full-year 2021 guidance and three-year outlook to exclude the Kumtor Mine. Highlights of the Company’s revised consolidated guidance include:

  Gold production:
    2021: 270,000 to 310,000 ounces.
    2022: 380,000 to 430,000 ounces.
    2023: 380,000 to 430,000 ounces.
  Copper production:
    2021: 70 to 80 million pounds.
    2022: 90 to 100 million pounds.
    2023: 70 to 80 million pounds.
  Gold production costs per ounce:
    2021: $625 to $675 per ounce
    2022: $550 to $600 per ounce
    2023: $575 to $625 per ounce
  All-in sustaining costs on by-product basisNG per ounce:
    2021: $750 to $800 per ounce
    2022: $450 to $500 per ounce
    2023: $525 to $550 per ounce

Commentary

Scott Perry, President and Chief Executive Officer of Centerra stated, “During the second quarter we continued to demonstrate positive safety performance as the Öksüt Mine achieved one million work hours without a Lost Time Injury. Across the organization we continue to stay vigilant with respect to the COVID-19 virus. At both our Mount Milligan and Öksüt Mines vaccination clinics have been set up for employees and contractors, with second vaccination doses having been provided to 64% and 55% of site employees, respectively, through the Company’s vaccination program. We are proactively maintaining our rigorous safety protocols across the organization to prevent any outbreaks and reduce the spread of the COVID-19 virus for the health and safety of our employees, contractors, communities and other stakeholders.”

“As we have previously disclosed, the Kyrgyz Republic Government seized control of the Kumtor Mine based on false and misleading allegations. While the Company remains the rightful owner of Kumtor Gold Company (“KGC”), our 100% owned subsidiary that holds the Kumtor mine, we cannot effectively exercise power over any relevant activities or affect the returns of the Kumtor Mine. Therefore, in the second quarter we have derecognized the assets and liabilities of KGC in the statement of financial position and recorded a loss on the change of control of $926.4 million in the Statement of Earnings. The results from the Kumtor Mine are presented as a discontinued operation and the Company’s consolidated results exclude the Kumtor Mine’s.”

“The situation involving our Kumtor asset does not impact Centerra’s other operations and businesses. In the second quarter Company-wide gold production from continuing operations was 69,854 ounces at all-in sustaining costsNG on a by-product basis of $676 per ounce. The Mount Milligan Mine achieved record throughput of 5.6 million tonnes, or 61,848 tonnes per day, producing 54,675 ounces of gold and 19.8 million pounds of copper at all-in sustaining costsNG on a by-product basis of $486 per ounce, making it our lowest cost producer in the quarter. The Öksüt Mine produced 15,179 ounces of gold at all-in sustaining costsNG on a by-product basis of $947 per ounce.”

“Financially, the Company generated $60.3 million of cash from continuing operations Company-wide for the second quarter of 2021, which includes $73.6 million from the Mount Milligan Mine and $8.1 million from the Öksüt Mine. Company-wide free cash flow from continuing operationsNG in the second quarter of 2021 totalled $30.7 million, including $50.4 million from the Mount Milligan Mine and $1.6 million from the Öksüt Mine. Cash provided by operating activities from discontinued operations of $77.1 million and net cash flow from discontinued operations of $49.7 million. We finished the quarter with a debt free balance sheet and a cash position of $882.9 million.”

“Based on the Company’s financial position, strong operating results and cash flows, the Board approved on August 9, 2021, a quarterly dividend of CAD$0.07 per share.”

“As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic Government, the Company has updated its consolidated full-year 2021 guidance and three-year outlook to exclude the Kumtor Mine. For 2021, we are estimating consolidated gold production to be in the range of 270,000 to 310,000 ounces and 70 to 80 million pounds of copper production. Centerra’s consolidated all-in sustaining cost on a by-product basisNG for 2021 is expected to be in the range of $750 to $800 per ounce. In our three-year outlook, the gold production profile in 2022 and 2023 increases to 380,000 to 430,000 ounces, respectively, with all-in sustaining cost on a by-product basisNG for 2022 expected to be in the range of $450 to $500 per ounce and in 2023 expected to be in the range of $525 to $550 per ounce.”

“While we continue to seek resolution to the Kumtor Mine dispute, our Company continues to be financially and operationally strong. We remain on track to achieve 2021 production and cost guidance at our Mount Milligan and Öksüt Mines, and the Company is expected to generate consolidated free cash flow from continuing operations of $125 to $175 million in 2021. The Company’s guidance for consolidated free cash flow from continuing operations excludes net cash flow from discontinued operations. Net cash flow from discontinued operations was $47.8 million for the first half of 2021.”

“Although we continue to pursue all measures necessary to protect the Company’s rights related to the Kumtor Mine, in arbitration and in other legal proceedings, the Company has consistently stated that it remains willing and available to engage with the Kyrgyz Government in a constructive dialogue on the matters it considers to be the subject of dispute.”

Kyrgyz Republic Update

In February 2021, the Kyrgyz Republic Parliament established the State Commission to, among other things, review the performance of the Kumtor Mine and to review the results of a previous 2012 Kyrgyz Republic state commission. The State Commission made voluminous and urgent document requests and inquiries of Kumtor to which the Company dutifully responded. While the work of the State Commission was ongoing and causing an enormous administrative burden on the Company and putting pressure and stress on its employees, the Kyrgyz Republic took a series of actions to undermine the basis on which the Kumtor Mine had been operated (further described below) in an attempt to create a pretext for its subsequent seizure of the Kumtor Mine.

In early March 2021, the Government of the Kyrgyz Republic resurrected a number of historical tax claims relating to Kumtor, each of which was resolved years ago either through previous settlements or Kyrgyz court decisions. When the Company disclosed such claims in March 2021, the amounts claimed by the Kyrgyz Republic were estimated to be approximately $352 million, including taxes, interest and penalties. However, the Company’s understanding is now that the Kyrgyz officials may have subsequently increased the amounts claimed to over $1 billion.

On May 7, 2021, a Kyrgyz Republic court ruled against KGC in a civil case brought by four Kyrgyz Republic private citizens seeking a determination that KGC’s past practice of placing waste rock on glaciers was illegal. The court awarded damages of over $3 billion in favour of the Kyrgyz Republic.

In early May 2021, the Kyrgyz Republic Parliament passed a temporary management law that would allow the Kyrgyz Republic to assume management authority over KGC in certain circumstances. On May 15, 2021, the Kyrgyz Government effectively seized control of the Kumtor Mine by sending state security services to the mine, KGC’s office in Bishkek and the homes of several KGC employees. The seizure was formalized on May 17, 2021 when the Kyrgyz Government appointed an external manager for the Kumtor Mine following an extraordinary session of the Kyrgyz Republic Parliament. During that session, the State Commission provided its preliminary report and made a number of false and meritless allegations against KGC, including claims related to corruption, environmental damage and taxation payments, and the Kyrgyz Parliament recommended the Kyrgyz Government appoint an external manager under the temporary management law. The Kyrgyz Government subsequently appointed Mr. Tengiz Bolturuk as the external manager of the Kumtor Mine later that day. Consequently, Centerra is no longer in control of the Kumtor Mine and can no longer ensure the safety of the mine’s employees or operations.

Centerra and its Kumtor-related subsidiaries have taken a number of measures in response to the Kyrgyz Republic’s unjustified and illegal seizure of the Kumtor Mine, including but not limited to:

  Initiating binding arbitration against the Kyrgyz Republic and Kyrgyzaltyn, the state-owned mining company and gold refining monopoly, to enforce Centerra’s rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Kyrgyz Republic Government and Kyrgyzaltyn accountable for any and all losses and damage that result from its actions against KGC and the Kumtor Mine.

  Restricted Kyrgyzaltyn from transferring or encumbering any common shares of the Company or exercising any voting rights or dissent rights attached to Centerra common shares. In addition, dividends or distributions on Centerra common shares that would otherwise be payable to Kyrgyzaltyn or its affiliates are waived and will be donated to the Company to the extent such dividends or distributions can be attributed reasonably to KGC (or the Kumtor Mine’s assets or operations) or distributions from KGC.

  Initiating proceedings in the Ontario Superior Court of Justice against Centerra’s former director, Tengiz Bolturuk, who resigned from the Company’s Board to assume control of the Kumtor Mine on behalf of the Kyrgyz Republic as external manager in breach of his fiduciary duties to the Company.

  Filed for protection under Chapter 11 of the federal U.S. Bankruptcy Code in the Southern District of New York (KGC and Kumtor Operating Company (“KOC”)). The court-supervised process provides, among other things, for a worldwide automatic stay of all claims against KGC and KOC, which the Company hopes will deter the Kyrgyz Republic from taking further precipitous action against KGC, its assets and its creditors and other stakeholders, including actions to enforce the meritless Kyrgyz court judgments in respect of “environmental” damages and tax claims.

  Continued outreach through various avenues to encourage the leadership of the Kyrgyz Republic to engage in a dialogue to attempt to resolve these disputes.

The Company believes that the actions of the Kyrgyz Republic authorities described above were part of a concerted effort to coerce Centerra to give up economic value in or ownership of the Kumtor Mine and to falsely justify a nationalization of the Kumtor Mine.

As the Company has noted many times, the 2009 Kumtor Project Agreements provide a solid foundation for Kumtor’s operations and were approved by the Kyrgyz Republic Parliament and Constitutional Court in 2009. Those agreements were re-affirmed by the Government of the Kyrgyz Republic in 2017 when it entered into the Strategic Agreement which was completed and became fully effective in 2019. Until the seizure of the mine by the Kyrgyz Government in May 2021, KGC’s operations and activities had always carefully adhered to those agreements and applicable laws, including with regard to the annual mine plans approved by (among others) Kyrgyz state agencies responsible for environment and safety. Furthermore, the Strategic Agreement included a release of the Company and KGC by the Kyrgyz Government of all outstanding claims at such time, including damages for harm allegedly caused to the environment from storing production tails (e.g. waste rock) on glaciers.

The Kumtor Mine’s environmental performance prior to its seizure by the Kyrgyz Government adhered to international standards, including those of the European Bank for Reconstruction and Development, and had been audited multiple times by, among others, the Kyrgyz Government’s own environmental consultant, AMEC Foster Wheeler.

While Centerra will continue to pursue all measures necessary to protect its rights in arbitration and in other legal proceedings, the Company has consistently stated that it remains willing and available to engage with the Kyrgyz Government in a constructive dialogue on the matters it considers to be the subject of dispute. Unfortunately, the Kyrgyz Government has provided no official response to the Company’s direct and indirect outreach. No assurances can be given that Centerra will be successful in any of the foregoing legal proceedings or that the Company will be able to negotiate a solution that will not have a material impact on Centerra. There remains the further risk that additional regulatory, tax, or civil claims will be commenced against KGC or the Company.

Although the Company remains the rightful legal owner of KGC, it cannot effectively exercise power over any relevant activities or affect the returns of the Kumtor Mine. As a result of the loss of control, the Company has deconsolidated the results of the Kumtor Mine, recognizing a loss on the change of control of $926.4 million in the second quarter of 2021, ascribed no value to the Company’s interest in KGC and is accounting for the Kumtor Mine as a discontinued operation. Accordingly, the consolidated results from the Company’s continuing operations exclude Kumtor Mine’s operations for all periods presented (including comparative periods), unless otherwise noted.

The figures related to the Kumtor and Kyrgyzaltyn presented in this document (including Centerra’s management’s discussion and analysis for the three and six months ended June 30, 2021) and Centerra’s condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2021 (“Interim Financial Statements”) are accounting figures and do not represent the potentially recoverable damages based on legal claims asserted by the Company and certain subsidiaries arising from the loss of control of the Kumtor Mine. Nothing in this document or the Interim Financial Statements shall act as a waiver of any rights or claims the Company and its subsidiaries may have in connection with the Kumtor Mine.

British Columbia, Canada (“BC”) Fires Update

Recent record high temperatures and dry conditions in BC have led to an increase in forest fires in the province, which may pose a risk to the health and safety of our employees, contractors and the communities in which we operate. Such conditions have potential to disrupt shipments of supplies to the mine site, operation of the mine and transportation of concentrate from the Mount Milligan Mine. To date, the only disruption experienced is related to the movement of concentrate via rail through the province of BC. The Company is working with the Canadian National Railway (“CN”) to try to mitigate the impact of any such delays.

The CN truss bridge near the town of Lytton, BC, a key route for the Mount Milligan Mine’s concentrate shipments, sustained fire damage which affected traffic on the route. CN has since repaired the damage. Despite some disruption to rail traffic, nineteen railcars of the Mount Milligan Mine’s concentrate were released and arrived in the Port of Vancouver in mid-July and were subsequently loaded on a vessel as planned.

There are currently no highly visible forest fires in the vicinity of the mine and the Company does not believe the forest fires pose a risk of disruption to the mine at this time. However, for the health and safety of our employees and contractors, the Company has an evacuation strategy in place, including four buses that remain on standby for evacuation purposes and 40 mine rescue team members trained in wildland firefighting techniques. The Mount Milligan Mine also has a weather station on site and receives regular updates from the BC Wildfire Service to monitor this evolving situation closely.

As of date of this release, the Company does not expect an impact on the 2021 production or cost guidance for the Mount Milligan Mine as a result of the fires, however this is subject to change pending any change in the status of the forest fires and their potential to disrupt the logistics of our operations.

COVID-19 Update

Centerra continues to prioritize the health, safety and well-being of its employees, contractors, communities, and other stakeholders during the current outbreak of COVID-19 and to take steps to minimize the effect of the pandemic on its business. The Company has established strict COVID-19 protocols at its mine sites to help prevent infection and reduce the potential transmission of COVID-19. Vaccination clinics have been set up for employees and contractors at the Mount Milligan Mine and the Öksüt Mine, with second vaccination doses provided to 64% and 55% of site employees, respectively. COVID-19 vaccination rates continue to rise in the communities and countries in which the Company operates with significant portions of the population in Canada and Turkey having received two vaccination doses. Although immunization rates continue to climb, the Company, its mine sites and offices are currently maintaining their COVID-19 protocols.

Centerra continues to assess the resiliency of its supply chains, maintaining increased mine site inventories of key materials. The Company implemented travel restrictions and temporarily closed or limited office capacity at its various administration offices, including its head office in Toronto. The Company is planning to open its head office in Toronto in September 2021 for those employees who want to return to the office and is currently developing a hybrid workplace policy (work from office and home) for implementation in 2022. Other offices and various administration offices at the mine sites are open with office capacity limits in place and remain flexible and empathetic to the needs of employees to ensure that the health, safety and wellness of our employees remain top priorities.

Neither the Mount Milligan Mine nor the Öksüt Mine has been materially affected by COVID-19 as employee absences due to COVID-19 and other illnesses have so far been successfully managed. The Company notes that the effects of COVID-19 on its business continue to change rapidly. All measures enacted to date reflect the Company’s best assessment at this time but will remain flexible and will be revised as necessary or advisable and/or as recommended by public health and governmental authorities.

Exploration Update

Exploration activities in the second quarter of 2021 included drilling, surface sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Turkey, Finland and USA. Until May 15, 2021, the Company also conducted exploration activities in the Kyrgyz Republic.

New projects have been initiated in Turkey at the 100% Centerra owned Karataş Project in eastern Turkey and in the Nechako Plateau area of northcentral British Columbia at the 100% Centerra owned Lucas North Project.

Exploration expenditures at the Company’s continuing operations were $7.6 million in the second quarter of 2021 compared to $4.1 million in the same quarter of 2020. The increase in exploration expenditures was primarily due to expanded drilling programs at the Mount Milligan Mine in Canada, the Öksüt Mine and the Sivritepe Project in Turkey, and drilling activities performed at our U.S joint ventures.

Selected drill program results and intercepts are highlighted in the supplementary data at the end of this news release. The drill collar locations and associated graphics are available at the following link: http://ml.globenewswire.com/Resource/Download/2d207407-3f8e-4fca-a118-837afc222be2

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide. Centerra operates two mines, the Mount Milligan Mine in British Columbia, Canada, the Öksüt Mine in Turkey and the Molybdenum Business Unit in the United States. The Company owns the Kumtor Mine in the Kyrgyz Republic, which is currently not under the Company’s control. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Conference Call
Centerra invites you to join its 2021 second quarter conference call on Tuesday, August 10, 2021 at 9:00 AM Eastern Time. The call is open to all investors and the media. To join the call, please dial toll-free in North America: +1 (877)-329-6284. International participants may access the call at: +1 (212)-231-2903. Results summary presentation slides are available on Centerra Gold’s website at www.centerragold.com. Alternatively, an audio feed webcast will be broadcast live by Intrado and can be accessed live at Centerra Gold’s website at www.centerragold.com. A recording of the call will be available on www.centerragold.com shortly after the call and via telephone until midnight Eastern Time on August 17, 2021 by calling: +1 (416) 626-4100 or 1 (800) 558-5253 and using passcode 21995606.

For more information:
John W. Pearson
Vice President, Investor Relations
Centerra Gold Inc.
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra Gold is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Management’s Discussion and Analysis
For the Period Ended June 30, 2021

This Management Discussion and Analysis (“MD&A”) has been prepared as of August 9, 2021 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and six months ended June 30, 2021 in comparison with the corresponding period ended June 30, 2020. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2020 and 2019, the related MD&A and the Annual Information Form for the year ended December 31, 2020 (the “2020 Annual Information Form”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2021, the 2020 Annual Report and the 2020 Annual Information Form are available at www.centerragold.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) www.sec.gov/edgar. In addition, this discussion contains forward looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. See “Caution Regarding Forward-Looking Information” in this discussion. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a non-GAAP term which is discussed under “Non-GAAP Measures” and reconciled to the most directly comparable GAAP measure.

Caution Regarding Forward-Looking Information
Information contained in this document which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2021 Guidance and the three-year outlook, including outlook on production (including the timing thereof), cost, free cash flow and capital spend in 2021 and production and costs in 2022 and 2023, and the assumptions used in preparing such guidance and outlook, including those discussed under “2021 Material Assumptions”; the impact of the seizure of the Kumtor Mine on the Company’s other operations and businesses; the outcome of arbitration and other proceedings initiated by the Company regarding the unlawful seizure by the Kyrgyz Government of the Kumtor Mine in May, 2021, or the outcome or effect of the legacy environmental and tax disputes and criminal investigations relating to the Kumtor Mine or the outcome of any future discussions or negotiations to resolve any or all of the disputes relating to the Kumtor Mine; possible impacts to operations relating to COVID-19; Company’s expectations regarding ongoing forest fires in British Columbia, Canada not posing a risk of disruption of, or having an impact on the 2021 production or cost guidance for the Mount Milligan Mine; the Company’s expectation regarding having sufficient water at the Mount Milligan Mine in the medium term and for its targeted throughput and its plans for a long term water solution; expectations regarding planned mill maintenance shutdowns at Mount Milligan in the second half of 2021 and the impact of Mount Milligan’s continuous improvement projects, including staged flotation reactors; expectations regarding the receipt of a forestry permit for the Öksüt Mine, plans to access the Güneytepe deposit in 2022, the expected construction of the Öksüt Mine’s heap leach facility and its ability to accommodate 2022 production and planned heap leach recovery rates at the Öksüt Mine; the Company’s expectations of adequate liquidity for 2021; and expectations regarding contingent payments to be received from the sale of Greenstone Gold Mine Partnership.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Turkey and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company, including the potential failure to negotiate a mutually acceptable outcome of disputes relating to the Kumtor Mine; risks that an arbitrator will reject the Company’s claims against the Kyrgyz Republic and/or Kyrgyzaltyn JSC (“Kyrgyzaltyn”)or that such claims may not be practically enforceable against the Kyrgyz Republic and/or Kyrgyzaltyn; risks related to the continued imposition by the Kyrgyz Government of external management on KGC or the prolongation of such external management, including risks that the external manager materially damages the Kumtor Mine’s operations; the ongoing failure of the Kyrgyz Republic Government to comply with its continuing obligations under the investment agreements governing the Kumtor Mine and not take any expropriation action against the Kumtor Mine; risks that the Kyrgyz Government undertake further unjustified civil or criminal action against the Company, its affiliates or its current or former employees; the impact of constitutional changes in Turkey; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; risks related to the concentration of assets in Central Asia; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices, the use of provisionally-priced sales contracts for production at the Mount Milligan Mine, reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine, use of commodity derivatives, the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on, the accuracy of the Company’s production and cost estimates, the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries, the Company’s ability to obtain future financing, the impact of global financial conditions, the impact of currency fluctuations, the effect of market conditions on the Company’s short-term investments, the Company’s ability to make payments including any payments of principal and interest on the Company’s debt facilities depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at our operations; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; the risk of forest fires in BC disrupting or otherwise impacting the Mount Milligan Mine; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational risks; mechanical breakdowns; the Company’s ability to replace its mineral reserves; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully re-negotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity and wildfires in the vicinity of the Company’s properties; long lead times required for equipment and supplies given the remote location of some of the Company’s operating properties; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risk Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of August 9, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

TABLE OF CONTENTS

Overview	13
Recent Events and Developments	14
Overview of Consolidated Financial and Operating Results	20
Overview of Consolidated Results	21
Outlook	24
Financial Performance	32
Balance Sheet Review	34
Financial Instruments	37
Operating Mines and Facilities	38
Discontinued Operations	47
Quarterly Results – Previous Eight Quarters	48
Related party transactions	48
Contingencies	49
Accounting Estimates, Policies and Changes	50
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	50
Non-GAAP Measures	51
Qualified Person & QA/QC – Non-Exploration (including Production information)	57

Overview

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties worldwide. Centerra’s principal continuing operations are the Mount Milligan Gold-Copper Mine located in British Columbia, Canada, and the Öksüt Gold Mine located in Turkey. The Company has one property in Canada in the pre-development stage, the Kemess Underground Gold Project. The Company owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States of America. The Company owns various assets within its Molybdenum Business Unit, particularly the Langeloth metallurgical processing facility in Pennsylvania, United States of America and two primary molybdenum mines currently on care and maintenance, the Thompson Creek Mine in Idaho, United States of America, and the Endako Mine (75% ownership) in British Columbia, Canada.

Until May 15, 2021, the Company also consolidated the results of the Kumtor Mine located in the Kyrgyz Republic through its wholly owned subsidiary Kumtor Gold Company (“KGC”). Although the Company remains the rightful legal owner of KGC, as a result of the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic, the carrying value of the net assets of the mine has been derecognized from the Company’s balance sheet, no value was ascribed to the Company’s interest in KGC, the Company has recognized a loss on the change of control and results of the Kumtor Mine’s operations are presented as a discontinued operation in our financial statements.

As of June 30, 2021, Centerra’s significant subsidiaries are as follows:

		Current	Property
Entity	Property - Location	Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
Öksüt Madencilik A.S. (“OMAS”)	Öksüt Mine - Turkey	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - United States	Operation	100%
AuRico Metals Inc.	Kemess Underground Project - Canada	Pre-development	100%
Thompson Creek Mining Co.	Thompson Creek Mine - United States	Care and Maintenance	100%
Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and Maintenance	75%
KGC	Kumtor Mine - Kyrgyz Republic	Discontinued Operation	100%

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol CG and on the New York Stock Exchange and trade under the symbol CGAU.

As of August 9, 2021, there are 296,774,930 common shares issued and outstanding, options to acquire 3,433,852 common shares outstanding under its stock option plan and 1,021,367 restricted share units outstanding under its restricted share unit plan (exercisable on a 1:1 basis for common shares).

Recent Events and Developments

The seizure of Kumtor Mine

Since the beginning of 2021, the Kyrgyz Republic has taken a number of coordinated actions that resulted in the seizure of the Kumtor Mine by the Kyrgyz Republic and a loss of control of the mine by Centerra.

State Commission
In February 2021, the Kyrgyz Republic Parliament established the State Commission to, among other things, review the performance of the Kumtor Mine and to review the results of a previous 2012 Kyrgyz Republic state commission. The State Commission made voluminous and urgent document requests and inquiries of Kumtor to which the Company dutifully responded. While the work of the State Commission was ongoing and causing an enormous administrative burden on the Company and putting pressure and stress on its employees, the Kyrgyz Republic took a number of coordinated actions (further described below) in an attempt to create a pretext for its subsequent seizure of the Kumtor Mine.

Resurrection of Historical Tax Claims
First, the Kyrgyz Government resurrected a number of historical tax claims relating to Kumtor, each of which was resolved years ago either through previous settlements or Kyrgyz court decisions. Such claims are also precluded by the “Kumtor Project Agreements, including the 2009 Restated Investment Agreement which provides for, among other things, a unique fiscal and tax regime applicable to Kumtor Mine’s operations. In particular, Kyrgyz Republic state agencies brought claims against KGC for a number of previous tax years in relation to alleged: (i) taxes owing on intercompany dividends paid by KGC to its direct parent company, Centerra; (ii) underpayments to the Kyrgyz Republic Social Fund; and (iii) taxes owing for failure to withhold payroll deductions on certain employment premiums payable to Kumtor employees. The Kyrgyz Government also alleged that KGC failed to pay an annual amount equal to 4% of the Kumtor Mine’s gross proceeds, beginning from 2010. When the Company disclosed such alleged claims in March 2021, the amounts claimed by the Kyrgyz Republic were estimated to be approximately $352 million, including taxes, interest and penalties. However, the Company’s understanding is now that the Kyrgyz officials have subsequently increased the amounts claimed to over $1 billion.

Environmental Claim
Second, four Kyrgyz Republic private citizens, with the active support of the Kyrgyz Government, commenced a civil claim against KGC requesting that KGC’s past practice of placing waste rock on glaciers be determined to be illegal. In early May 2021, the claimants amended their claim to demand over $3 billion in environmental damages be paid to the Kyrgyz Republic. A Kyrgyz court rendered a decision on May 7, 2021 awarding damages against KGC of approximately $3.1 billion payable to the Kyrgyz Republic.

Kyrgyz Legislative Amendments and Temporary Management Law
Third, during the spring of 2021, the Kyrgyz Republic Parliament began to consider a number of laws and legislative amendments that would fundamentally alter and breach the 2009 Kumtor Project Agreements. For example, in April 2021, the Kyrgyz Republic Parliament proposed a law that would specifically amend the 2009 law that ratified the Kumtor Project Agreements. Such amendments would not only delete provisions that ensure the primacy of the Kumtor Project Agreements over other Kyrgyz legislation but also subject Kumtor to certain Kyrgyz laws of general application, including tax laws.

More significantly, on May 6, 2021, the Kyrgyz Republic Parliament passed, after three readings in a single day, a temporary management law (the “Temporary Management Law”) that would allow the Kyrgyz Republic to assume management authority over KGC in certain circumstances. Although drafted in general terms, during the short parliamentary debates, it was acknowledged that the only operation to which it might apply was the Kumtor Mine. Among other things, the Temporary Management Law provides for the following:

(i)	If KGC’s mineral rights are suspended pursuant to other Kyrgyz laws for violation of subsoil protection and/or environmental and industrial safety requirements established by Kyrgyz law posing an immediate threat to the life or health of persons working or living in the zone of influence of KGC operations, the Kyrgyz Republic President may in effect unilaterally decide to prohibit KGC’s management from making decisions relating to its operations, business management, commercial, and financial activities, and take control of KGC’s assets by introducing temporary external administration;

(ii)	The external management appointed by the Kyrgyz Republic will have full control over all of KGC’s assets, including its bank accounts;

(iii)	If external management is appointed by the Kyrgyz Republic, KGC’s shareholders, including Centerra, and its Board of Directors will have “no right to interfere in the current management of the company by giving direct instructions, orders or any other instructions in the form of a request or recommendation to the temporary external manager”; and

(iv)	Individuals who violate the Temporary Management Law can be subjected to criminal punishment and imprisonment.

Seizure of the Kumtor Mine
Fourth, on the morning of May 15, 2021, Centerra learned that the Kyrgyz Republic had seized control of the Kumtor Mine when the Company received reports that the homes of senior managers of KGC in the Kyrgyz Republic were visited by persons purporting to be law enforcement officials. KGC’s managers’ computers and passwords were seized and they were then taken to KGC’s office in Bishkek where a search of the office was carried out and significant documents and, perhaps, additional computers were seized. One or more of KGC’s IT personnel were also taken from their homes and brought to the mine site. Kyrgyz authorities concurrently installed their officials at the Kumtor Mine site without providing Centerra or KGC with any advance warning.

At an extraordinary session of the Kyrgyz Republic Parliament held on May 17, 2021, the State Commission provided a preliminary report of its work and the Chairman of the State Commission and other Kyrgyz Republic officials made a number of groundless claims in support of its recommendation to impose a Government appointed temporary external manager on KGC. Such claims included: (i) allegations of corrupt dealings between Centerra and its predecessor company with former Kyrgyz Republic officials which led to the previous and current project agreements under which the Kumtor Mine was developed and operated; (ii) allegations of environmental damage caused by KGC operations, including due to the placement of waste rock on glaciers; and (iii) allegations that Centerra severed information systems which led to the shutdown of critical safety, pit wall and glacier monitoring systems at the Kumtor Mine site; and (iv) unfair distribution of economic benefits from the Kumtor Mine. The Company understands that the State Commission also obtained an extension of three months to complete its work during the same session of Parliament.

Kyrgyz Republic’s seizure of the Kumtor Mine, completed as a practical matter in the preceding days, was formalized when the Kyrgyz Parliament recommended the Kyrgyz Government appoint an external manager under the Temporary Management Law. As a result of this loss of control, the Company can no longer ensure the safety of the mine’s employees or operations and is unable to maintain insurance over the Kumtor Mine. The Kyrgyz Government subsequently appointed Mr. Tengiz Bolturuk as the external manager of the Kumtor Mine later that day. Kumtor has been under the effective control of the Kyrgyz Republic since May 15, 2021.

Centerra strongly disputes the legality of the Temporary Management Law and its application to KGC.

Criminal Investigations
According to statements made during the May 17, 2021 extraordinary session of Parliament and recent press reports, the Company understands that the Kyrgyz Republic has opened a series of criminal investigations relating to the Kumtor Mine and, in particular, to alleged corruption of previous agreements entered into between Centerra, its predecessor, and the Kyrgyz Republic Government. The Company further understands that the Kyrgyz Republic has arrested or detained a significant number of former Kyrgyz politicians and government officials, including several former prime ministers, in connection with such investigations. The use of the Kyrgyz criminal law and investigations as a pressure tactic in aid of economic or commercial goals is not a new tactic for the Kyrgyz Republic. The Company strenuously denies any such allegations which should be viewed in the broader context, including the Kyrgyz Republic Government’s goal of seizing the Kumtor Mine and intimidating its political opponents.

Centerra Responses

Centerra has taken a number of measures in response to the Kyrgyz Republic’s unjustified and illegal seizure of the Kumtor Mine.

Arbitration Proceedings
First, on May 17, 2021, the Company announced that it initiated binding arbitration (the “Kumtor Arbitration Proceedings”) against the Kyrgyz Republic to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Kyrgyz Republic Government accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. Subsequently, this claim was amended to add Kyrgyzaltyn as a respondent in the Kumtor Arbitration Proceedings.

These claims will be adjudicated by a single arbitrator in the Kumtor Arbitration Proceedings to be held at Stockholm, Sweden and conducted under the rules of the United Nations Commission on International Trade Law. The applicable governing law of most of the longstanding agreements with the Kyrgyz Republic and Kyrgyzaltyn is the law of the State of New York. Centerra has requested that the Permanent Court of Arbitration in the Hague, Netherlands designate an appointing authority to select an arbitrator.

Restrictions on Kyrgyzaltyn Shareholding
Second, on May 17, 2021 the Company announced that as a result of recent events in the Kyrgyz Republic, Kyrgyzaltyn is prohibited under the 2009 Restated Shareholders’ Agreement between Kyrgyzaltyn and Centerra from transferring or encumbering any common shares of the Company or exercising any voting rights or dissent rights attached to Centerra common shares. In addition, dividends or distributions on Centerra common shares that would otherwise be payable to Kyrgyzaltyn or its affiliates are waived and will be donated to the Company to the extent such dividends or distributions can be attributed reasonably to KGC (or the Kumtor Mine’s assets or operations) or distributions from KGC.

Ontario Court Proceedings Against Bolturuk
Third, the Company initiated proceedings in the Ontario Superior Court of Justice against Tengiz Bolturuk for breaches of his fiduciary duties to the Company related to the seizure of the Kumtor Mine by the Kyrgyz Republic. In particular, the Company notes Kyrgyzaltyn nominated Mr. Bolturuk to Centerra’s board of directors in December 2020 and Mr. Bolturuk remained on the Board while the Kyrgyz Republic undertook the coordinated actions described above that resulted in the seizure of the Kumtor Mine. He resigned as a director on May 17, 2021 in Bishkek in order to assume control of the Kumtor Mine on behalf of the Kyrgyz Republic, as external manager appointed under the Kyrgyz Republic’s Temporary Management Law.

U.S. Chapter 11 Proceedings
Finally, on June 1, 2021, to protect their interests in response to the seizure of Kumtor, the two wholly owned subsidiaries of Centerra that own and operated the Kumtor Mine, KGC and Kumtor Operating Company (“KOC”), filed for protection under Chapter 11 of the federal U.S. Bankruptcy Code in the Southern District of New York. The court-supervised process provides, among other things, for a worldwide automatic stay of all claims against KGC and KOC which the Company hopes will deter the Kyrgyz Republic from taking further precipitous action against KGC and the Kumtor Mine, including actions to enforce the meritless environmental and tax claims noted above.

Management Assessment
The Company believes that the actions of the Kyrgyz Republic authorities described above were part of a concerted effort to coerce Centerra to give up economic value or ownership of the Kumtor Mine and to falsely justify a nationalization of the Kumtor Mine.

The meritless corruption, tax, environmental claims and criminal investigations brought by the Kyrgyz Republic against and in relation to Kumtor must be viewed in this context. Similarly, the Kyrgyz Republic’s allegation that Centerra endangered worker health and safety at the Kumtor Mine by shutting off critical safety systems is also patently false. When Kyrgyz state authorities confiscated computers and passwords of individual Kumtor employees, Centerra restricted Kyrgyz users access to preserve the integrity of the organization’s global IT infrastructure and its confidential information. Although central system access was restricted, the mine’s safety systems, including the individual pit wall and glacier monitoring systems, remained operational. In fact, the repeated assertions by Kyrgyz officials that operations of Kumtor must continue non-stop demonstrate the fact that the alleged “imminent harm” to the environment or human health used as a pretext by the Kyrgyz Government to purportedly impose “temporary management” was wholly contrived, in blatant breach of long-standing investment agreements. The imposition of Mr. Bolturuk as Kumtor’s external manager was also done in violation of the Kyrgyz Republic’s own Temporary Management Law since, as noted above, an external manager may only be imposed when there has been a suspension of Kumtor’s rights to use subsoil. Clearly, Kumtor’s subsoil rights have not been suspended by the Kyrgyz Republic as the mine continues to operate as it had prior to the Kyrgyz Republic’s seizure of control.

As the Company has noted many times, the Kumtor Project Agreements provide a solid foundation for Kumtor’s operations and were approved by the Kyrgyz Republic Parliament and Constitutional Court in 2009. Those agreements were re-affirmed by the Government of the Kyrgyz Republic in 2017 when it entered into the Strategic Agreement which was completed and became fully effective in 2019. Until the seizure of the mine by the Kyrgyz Government in May 2021, KGC’s operations and activities had always carefully adhered to those agreements and applicable laws, including with regard to the annual mine plans approved by (among others) Kyrgyz state agencies responsible for environment and safety. Furthermore, the Strategic Agreement included a release of the Company and KGC by the Kyrgyz Government of all outstanding claims at such time, including damages for harm allegedly caused to the environment from storing production tails (e.g. waste rock) on glaciers.

The Kumtor Mine’s environmental performance prior to its seizure by the Kyrgyz Government adhered to international standards, including those of the European Bank for Reconstruction and Development, and had been audited multiple times by, among others, the Kyrgyz Government’s own environmental consultant, AMEC Foster Wheeler.

While Centerra will continue to pursue all measures necessary to protect its rights in arbitration and in other legal proceedings, the Company has consistently stated that it remains willing and available to engage with the Kyrgyz Government in a constructive dialogue on the matters it considers to be the subject of dispute. Unfortunately, the Kyrgyz Government has provided no official response to the Company’s direct and indirect outreach. No assurances can be given that Centerra will be successful in any of the foregoing legal proceedings or that the Company will be able to negotiate a solution that will not have a material impact on Centerra. There remains the further risk that additional regulatory, tax, or civil claims will be commenced against KGC or the Company. See “Caution Regarding Forward-Looking Information” and the section titled “Risk Factors” in our most recently completed Annual Information Form.

The figures related to Kumtor and Kyrgyzaltyn presented in this document and Centerra’s Interim Financial Statements are accounting figures and do not represent the potentially recoverable damages based on legal claims asserted by the Company and certain subsidiaries arising from the loss of control of the Kumtor Mine. Nothing in this document or the Interim Financial Statements shall act as a waiver of any rights or claims the Company and its subsidiaries may have in connection with the Kumtor Mine.

British Columbia, Canada (“BC”) Fires Update

Recent record high temperatures and dry conditions in BC have led to an increase in forest fires in the province, which may pose a risk to the health and safety of our employees, contractors and the communities in which we operate. Such conditions have potential to disrupt shipments of supplies to the mine site, operation of the mine and transportation of concentrate from the Mount Milligan Mine. To date, the only disruption experienced is related to the movement of concentrate via rail through the province of BC. The Company is working with the Canadian National Railway (“CN”) to try to mitigate the impact of any such delays.

The CN truss bridge near the town of Lytton, BC, a key route for the Mount Milligan Mine’s concentrate shipments, sustained fire damage which affected traffic on the route. CN has since repaired the damage. Despite some disruption to rail traffic, nineteen railcars of the Mount Milligan Mine’s concentrate were released and arrived in the Port of Vancouver in mid-July and were subsequently loaded on a vessel.

There are currently no highly visible forest fires in the vicinity of the mine and the Company does not believe the forest fires pose a risk of disruption to the mine at this time. However, for the health and safety of our employees and contractors, the Company has an evacuation strategy in place, including four buses that remain on standby for evacuation purposes and 40 mine rescue team members trained in wildland firefighting techniques. The Mount Milligan Mine also has a weather station on site and receives regular updates from the BC Wildfire Service to monitor this evolving situation closely.

As of date of this release, the Company does not expect an impact on the 2021 production or cost guidance for the Mount Milligan Mine as a result of the fires, however this is subject to change pending any change in the status of the forest fires and their potential to disrupt the logistics of our operations.

COVID-19 Update

Centerra continues to prioritize the health, safety and well-being of its employees, contractors, communities, and other stakeholders during the current outbreak of COVID-19 and to take steps to minimize the effect of the pandemic on its business. The Company has established strict COVID-19 protocols at its mine sites to help prevent infection and reduce the potential transmission of COVID-19. Vaccination clinics have been set up for employees and contractors at the Mount Milligan Mine and the Öksüt Mine, with second vaccination doses provided to 64% and 55% of site employees, respectively. COVID-19 vaccination rates continue to rise in the communities and countries in which the Company operates with significant portions of the population in Canada and Turkey having received two vaccination doses. Although immunization rates continue to climb, the Company, its mine sites and offices are currently maintaining their COVID-19 protocols.

Centerra continues to assess the resiliency of its supply chains, maintaining increased mine site inventories of key materials. The Company implemented travel restrictions and temporarily closed or limited office capacity at its various administration offices, including its head office in Toronto. The Company is planning to open its head office in Toronto in September 2021 for those employees who want to return to the office and is currently developing a hybrid workplace policy (work from office and home) for implementation in 2022. Other offices and various administration offices at the mine sites are open with office capacity limits in place and remain flexible and empathetic to the needs of employees to ensure that the health, safety and wellness of our employees remain top priorities.

Neither the Mount Milligan Mine nor the Öksüt Mine has been materially affected by COVID-19 as employee absences due to COVID-19 and other illnesses have so far been successfully managed. The Company notes that the effects of COVID-19 on its business continue to change rapidly. All measures enacted to date reflect the Company’s best assessment at this time but will remain flexible and will be revised as necessary or advisable and/or as recommended by public health and governmental authorities.

Safety and Environment

The Company recognized the following notable developments in the course of the second quarter of 2021:

  The Öksüt Mine achieved one million work hours without a Lost Time Injury.
  There were two reportable injuries company-wide, including one medical aid injury and one restricted work injury, both at the Öksüt Mine.
  There were no reportable incidents to the environment.

Overview of Consolidated Financial and Operating Results

Unaudited ($ millions, except as noted)	Three months ended June 30			Six months ended June 30
Financial Highlights (Continuing operations basis, except as noted)	2021	2020	% Change	2021	2020	% Change
Revenue	$202.3	$130.0	56%	$428.5	$258.0	66%
Production costs	112.7	91.0	24%	234.1	207.0	13%
Depreciation, depletion, and amortization	24.7	20.6	20%	59.0	40.0	48%
Net earnings from mine operations	$64.9	$18.4	253%	$135.4	$11.0	1131%
Net earnings (loss) from continuing operations	33.0	(39.4)	(184%)	144.5	(104.7)	(238%)
Adjusted net earnings (loss) from continuing operations(1)	49.9	(22.3)	(324%)	78.2	(61.2)	(228%)
Net (loss) earnings from discontinued operations	(884.7)	120.2	(836%)	(828.7)	205.4	(503%)
Net (loss) earnings (2)	$(851.7)	$80.7	(1155%)	$(684.2)	$100.8	779%
Adjusted net earnings (1)(2)	$78.3	$97.8	(20%)	$162.6	$144.3	13%
Cash provided by operating activities from continuing operations before changes in working capital	61.6	30.1	105%	146.3	20.0	632%
Cash provided by operating activities from continuing operations	60.3	49.4	22%	146.7	36.3	304%
Free cash flow (deficit) from continuing operations(1)	30.7	13.8	122%	98.7	(4.8)	(2156%)
Adjusted free cash flow (deficit) from continuing operations(1)	35.3	13.8	156%	103.3	(4.8)	(2252%)
Cash provided by operating activities from discontinued operations	77.1	218.7	(65%)	143.9	352.9	(59%)
Net cash flow from discontinued operations(8)	49.7	155.2	(68%)	47.8	244.6	(80%)
Capital expenditures - total(3)	27.3	23.8	15%	45.3	42.6	6%
Sustaining capital expenditures	26.1	9.6	171%	43.5	15.7	177%
Non-sustaining capital expenditures	1.2	14.2	(92%)	1.8	26.9	(93%)
Net earnings (loss) from continuing operations per common share - $/share basic (4)	0.11	(0.13)	185%	0.49	(0.36)	236%
Net (loss) earnings per common share - $/share basic (2)(4)	(2.87)	0.27	(1163%)	(2.31)	0.34	779%
Adjusted net earnings (loss) from continuing operations per common share - $/share basic(1)(4)	0.17	(0.08)	(313%)	0.26	(0.21)	224%
Adjusted net earnings per common share - $/share basic (1)(2)(4)	0.26	0.33	(21%)	0.55	0.49	12%
Operating Highlights (Continuing operations basis)
Gold produced (oz)	69,854	46,447	50%	140,031	84,614	65%
Gold sold (oz)(7)	66,642	47,189	41%	148,724	90,357	65%
Average market gold price ($/oz)(5)	1,815	1,711	6%	1,806	1,646	10%
Average realized gold price ($/oz )(1)(5)	1,419	1,381	3%	1,445	1,300	11%
Copper produced (000's lb)	19,811	19,064	4%	38,421	39,136	(2%)
Copper sold (000's lb)	19,538	19,352	1%	42,321	39,776	6%
Average market copper price ($/lb)(5)	4.40	2.42	82%	4.36	2.49	75%
Average realized copper price ($/lb )(1)(5)	2.92	2.06	42%	2.81	1.83	54%
Molybdenum sold (lb)	3,176	2,666	19%	6,485	6,457	0%
Average market molybdenum price ($/lb)	14.48	8.30	75%	12.90	9.02	43%
Unit Costs (Continuing operations basis)
Gold production costs ($/oz)	593	759	(22%)	621	833	(25%)
All-in sustaining costs on a by-product basis ($/oz)(1)(6)	676	1,238	(45%)	617	1,118	(45%)
All-in costs on a by-product basis ($ /oz)(1)(6)	851	1,675	(49%)	742	1,550	(52%)
Gold - All-in sustaining costs on a co-product basis($/oz)(1)	970	1,470	(34%)	916	1,292	(29%)
Copper production costs ($/lb)	1.41	1.34	5%	1.41	1.29	9%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)	2.06	1.72	20%	1.95	1.64	19%

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Inclusive of the results from the Kumtor Mine prior to the loss of control on May 15, 2021.
(3)	Capital expenditures are presented as incurred and accrued.
(4)	At June 30, 2021, the Company had 296,715,105 common shares issued and outstanding.
(5)	Average for the period as reported by the London Bullion Market Association (US dollar Gold P.M. Fix Rate) and London Metal Exchange (LME).
(6)	Includes the impact of reduced metal prices resulting from the Mount Milligan Streaming Arrangement, and the impact of copper hedges.
(7)	Includes 3,788 and 6,603 ounces of gold in the second quarter and first half of 2020, which were sold prior to the commercial production at the Öksüt Mine.
(8)	Calculated as the sum of cash flow provided by operating activities from discontinued operations, cash flow used in investing activities from discontinued operations and cash flow used in financing activities from discontinued operations.

Overview of Consolidated Results

Although the Company remains the rightful legal owner of KGC, as a result of the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic, the Company derecognized the assets and liabilities of the Kumtor Mine in the statement of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the three and six months ended June 30, 2021 and 2020. As a result, the Company’s consolidated results from continuing operations, discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations.

Second Quarter 2021 compared to Second Quarter 2020
Net loss of $851.7 million was recognized in the second quarter of 2021, compared to net earnings of $80.7 million in the second quarter of 2020. Net loss and net earnings figures include the results from the Kumtor Mine which is accounted for as a discontinued operation. The change was primarily due to the loss on the change of control of the Kumtor Mine of $926.4 million, partially offset by an increase in net earnings from continuing operations between periods.

Adjusted net earningsNG in the second quarter of 2021 was $78.3 million, compared to adjusted net earningsNG in the second quarter of 2020 of $97.8 million.

Significant adjusting items to the net loss in the second quarter of 2021 include:

  $926.4 million non-cash loss on the change of control of the Kumtor Mine,
  $10.8 million non-cash reclamation provision revaluation expense at sites on care and maintenance, resulting solely from the movement in the discount rates being applied to the underlying reclamation cash flows,
  $8.1 million Kumtor Mine legal costs, onerous contract and other related costs, and
  $15.3 million gain from the discontinuance of Kumtor Mine’s fuel hedge instruments.

Significant adjusting items to the net earnings in the second quarter of 2020 include:

  $17.1 million non-cash reclamation provision revaluation expense at sites on care and maintenance, resulting solely from the movement in the discount rates being applied to the underlying reclamation cash flows.

Net earnings from continuing operations of $33.0 million was recognized in the second quarter of 2021, compared to net loss from continuing operations of $39.4 million in the second quarter of 2020. The change was primarily due to an increase in the gold ounces sold at the Mount Milligan Mine, a 42% higher average realized copper prices (after the effects of hedges), lower corporate administration costs as a result of a decrease in the Company’s share price and higher tax recovery related to additional eligible expenditures available to reduce current and deferred income taxes under the Investment Incentive Certificate previously obtained by the Öksüt Mine.

Adjusted net earnings from continuing operationsNG in the second quarter of 2021 was $49.9 million, compared to adjusted net loss from continuing operationsNG in the first quarter of 2020 of $22.3 million.

Significant adjusting items to the net earnings from continuing operations in the second quarter of 2021 include:

  $10.8 million non-cash reclamation provision revaluation expense at sites on care and maintenance, resulting solely from the movement in the discount rates being applied to the underlying reclamation cash flows, and
  $6.1 million Kumtor Mine legal and other related costs.

Significant adjusting items to the net loss from continuing operations in the second quarter of 2020 include:

  $17.1 million non-cash reclamation provision revaluation expense at sites on care and maintenance, resulting solely from the movement in the discount rates being applied to the underlying reclamation cash flows.

Cash provided by operating activities from continuing operations was $60.3 million in the second quarter of 2021, compared to $49.4 million in the second quarter of 2020. The increase in cash provided by operating activities from continuing operations was primarily due to higher average realized copper prices and an increase in gold ounces sold at the Mount Milligan and Öksüt Mines, partly offset by an unfavourable working capital change at the Öksüt Mine as the mine transitioned in 2021 into a normalized operating level.

Free cash flow from continuing operationsNG of $30.7 million was recognized in the second quarter of 2021, compared to $13.8 million in the second quarter of 2020. The increase in free cash flow from continuing operationsNG was primarily due to higher cash provided by operating activities from continuing operations and lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020.

Adjusted free cash flow from continuing operationsNG of $35.3 million was recognized in the second quarter of 2021, compared to $13.8 million in the second quarter of 2020.

Significant adjusting items to free cash flow in the second quarter of 2021 include:

  $4.6 million Kumtor Mine legal and other related costs.

Gold production costs from continuing operations were $593 per ounce in the second quarter of 2021 compared to $759 per ounce in the second quarter of 2020. The decrease in production costs from continuing operations was primarily due to an increase in gold ounces sold at the Mount Milligan and Öksüt Mines.

All-in sustaining costs on a by-product basisNG from continuing operations were $676 per ounce in the second quarter of 2021 compared to $1,238 per ounce in the second quarter of 2020. The decrease in all-in sustaining costs on a by-product basis was primarily due to an increase in ounces sold at the Mount Milligan and Öksüt Mines, higher average realized copper prices and lower corporate administration expenses as a result of a decrease in the Company’s share price. Partially offsetting a decrease between the periods was higher sustaining capital expenditures at the Mount Milligan Mine primarily due to the timing of the purchase of new mining equipment and development costs associated with the tailings storage facility.

All-in costs on a by-product basisNG from continuing operations were $851 per ounce in the second quarter of 2021 compared to $1,675 per ounce in the second quarter of 2020. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG and lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020.

First Half 2021 compared to First Half 2020
Net loss of $684.2 million was recognized in the first half of 2021, compared to net earnings of $100.8 million in the first half of 2020. Net loss and net earnings figures include the results from the Kumtor Mine which is accounted for as a discontinued operation. The change was primarily due to the loss on the change of control of the Kumtor Mine of $926.4 million, partially offset by a gain on the disposition of the Company’s interest in the Greenstone Gold Mines Partnership and an increase in net earnings from continuing operations between periods.

Adjusted net earningsNG in the first half of 2021 were $162.6 million, compared to adjusted net earningsNG in the first half of 2020 of $144.3 million.

Significant adjusting items to net loss in the first half of 2021 include:

  $926.4 million non-cash loss on the change of control of the Kumtor Mine,
  $72.3 million gain on the sale of the Greenstone property,
  $15.3 million gain from the discontinuance of the Kumtor Mine’s fuel hedge instruments, and
  $8.1 million Kumtor Mine legal costs, onerous contract and other related costs.

Significant adjusting items to net earnings in the first half of 2020 include:

  $43.5 million non-cash reclamation provision revaluation expense at sites on care and maintenance, resulting solely from the movement in the discount rates being applied to the underlying reclamation cash flows.

Net earnings from continuing operations of $144.5 million were recognized in the first half of 2021, compared to net loss from continuing operations of $104.7 million in the first half of 2020. The change was primarily due to an increase in gold ounces sold at the Mount Milligan Mine and higher average realized copper prices, a gain on the disposition of the Company’s interest in the Greenstone Gold Mines Partnership, lower corporate administration costs as a result of a decrease in the Company’s share price, a decrease in reclamation expense at the Molybdenum sites placed on care and maintenance, primarily resulting from the change in the discount rates applied to the underlying future cash outflows and higher tax expense resulting from both the gain on the sale of the Company’s interest in the Greenstone Gold Mines Partnership and higher BC mineral tax expense.

Adjusted net earnings from continuing operationsNG in the first half of 2021 was $78.2 million compared to adjusted net loss from continuing operationsNG in the first half of 2020 of $61.2 million.

Significant adjusting items to net earnings from continuing operations in the first half of 2021 include:

  $6.1 million Kumtor Mine legal and other related costs, and
  $72.3 million gain on the sale of the Greenstone property.

Significant adjusting items to net loss from continuing operations in the first half of 2020 include:

  $43.5 million non-cash reclamation provision revaluation expense at sites on care and maintenance, resulting solely from the movement in the discount rates being applied to the underlying reclamation cash flows.

Cash provided by operating activities from continuing operations was $146.7 million in the first half of 2021, compared to $36.3 million in the first half of 2020. The increase in cash provided by operating activities from continuing operations was primarily due to higher average realized copper prices and an increase in ounces of gold sold at the Mount Milligan and Öksüt Mines and a more favourable change in working capital at the Mount Milligan Mine. Partially offsetting the increase between the periods was a $11.4 million tax refund that was received in the first half of 2020.

Free cash flow from continuing operationsNG of $98.7 million was recognized in the first half of 2021, compared to free cash flow deficitNG from continuing operations of $4.8 million in the first half of 2020. The increase in free cash flow from continuing operationsNG was due to higher cash provided by operating activities from continuing operations and lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020. Partially offsetting the increase in free cash flow from continuing operationsNG between the periods was higher sustaining capital expenditures at the Mount Milligan Mine primarily due to the timing of the purchase of new mining equipment, development costs associated with the tailings storage facility, and major planned equipment rebuilds.

Adjusted free cash flow from continuing operationsNG of $103.3 million was recognized in the first half of 2021, compared to free cash flow deficit from continuing operationsNG of $4.8 million in the first half of 2020.

Significant adjusting items to free cash flow in the first half of 2021 include:

  $4.6 million Kumtor Mine legal and other related costs.

Gold production costs from continuing operations were $621 per ounce in the first half of 2021 compared to $833 per ounce in the first half of 2020. The decrease in gold production costs from continuing operations was primarily due to an increase in ounces of gold sold at the Mount Milligan and Öksüt Mines, partially offset by higher mining costs at the Mount Milligan Mine as a result of higher maintenance costs and diesel prices as well as higher processing costs at the Mount Milligan Mine from higher throughput.

All-in sustaining costs on a by-product basisNG from continuing operations were $617 per ounce in the first half of 2021 compared to $1,118 per ounce in the first half of 2020. The decrease was primarily due to an increase in ounces of gold sold at the Mount Milligan and Öksüt Mines, higher average realized copper prices and lower corporate administration expenses as a result of a decrease in the Company’s share price. Partially offsetting the decrease between the periods were higher mining costs and higher sustaining capital expenditures at the Mount Milligan Mine, as noted above.

All-in costs on a by-product basisNG from continuing operations were $742 per ounce in the first half of 2021 compared to $1,550 per ounce in the first half of 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG and lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020.

Outlook

2021 - 2023 Outlook
See “Material Assumptions” for material assumptions or factors used to forecast production and costs.

Suspension of Centerra’s 2021 guidance and three-year outlook
As a result of the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic, on May 17, 2021 when the external manager took over, Centerra suspended its previously issued 2021 guidance and three-year outlook. The Company is no longer in a position to provide any forward-looking information on the Kumtor Mine’s operations. Refer to Recent Events and Developments section of this MD&A for further details regarding the Kumtor Mine.

Revisions to Centerra’s 2021 guidance and three-year outlook
As a consequence of the seizure of the Kumtor Mine, the Company is updating its 2021-2023 consolidated outlook for production, sales, its per ounce unit costs including, gold production costs, all-in sustaining costs on a by-product basisNG, all-in sustaining costs on a co-product basisNG and all-in costs on a by-product basisNG, as well as capital expenditures. These revisions reflect the removal of Kumtor results, updates to the copper price assumption for these years, and revised estimates for capital expenditures. More detailed discussion on changes to the Company’s 2021 guidance is provided below.

The Company’s three-year outlook is set out in the following table:

	Units	2021	2022	2023
		Guidance	Outlook	Outlook
Gold Production(1)	(Koz)
Mount Milligan(2)		180 – 200	170 - 190	180 - 210
Öksüt		90 – 110	210 - 240	200 - 220
Consolidated Gold Production	(Koz)	270 – 310	380 – 430	380 – 430
Copper Production(2)	(Mlb)	70 – 80	90 – 100	70 - 80
Gold production costs	($/oz)	625 - 675	550 - 600	575 - 625
All-in sustaining costs on a by-product basis(3)		750 - 800	450 - 500	525 - 550
All-in costs on a by-product basis(3)		900 - 950	550 - 600	620 - 670
Gold - All-in sustaining costs on a co-product basis(3)		950 - 1000	725 - 775	775 - 825
Copper Production costs sold		1.45 - 1.60	1.70 - 1.85	1.70 - 1.85
Copper - All-in sustaining costs on a co-product basis (3)		2.10 - 2.25	2.15 - 2.30	2.05 - 2.20
Capital Expenditures	($M)
Sustaining capital expenditures(4)		85 - 100	80 - 90	60 - 75
Non-sustaining capital expenditures(5)		10 - 15	5	5
Total Capital Expenditures	($M)	95 - 115	85 - 95	65 - 80
Outlook Assumptions(6)
Copper Price	($/lb)	3.38	4.00	4.00
Canadian Dollar	(CAD/USD)	1.27	1.23	1.21

(1)	Kumtor Mine gold production and costs for 2021 have been excluded from the consolidated results. Centerra has suspended providing any forward-looking information on the Kumtor Mine’s operations including the mine’s production and costs until the Kumtor Mine situation is resolved.
(2)	Mount Milligan production and ounces sold are on a 100% basis. The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, from the Mount Milligan mine. Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. Assuming a market gold price of $1,750 per ounce and a hedged copper price of $3.48 per pound, Mount Milligan’s average realized gold and copper price would be $1,290 per ounce and $2.84 per pound, respectively.
(3)	Non-GAAP measure and is discussed under “Non-GAAP Measures”.
(4)	Sustaining capital expenditures include cash and non-cash components of capitalized stripping.
(5)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase the net present value of the mine.
(6)	Copper price for 2021 and CAD/USD exchange rates for 2021 and 2022, giving effect to hedges in place as at June 30, 2020. Copper in 2021 is hedged using swaps with an average price of $3.39 per pound. Copper in 2022 and 2023 is hedged with collars, which encapsulate the estimated market price of $4.00 per pound.

Mount Milligan
Gold and copper production guidance ranges for the Mount Milligan Mine for 2021-2023 remain unchanged from previously issued production guidance. Centerra is estimating average daily mill throughput of approximately 60,000 tonnes per day, the maximum permitted rate, which is unchanged from previous guidance. The Company does not expect CN rail delays due to forest fires in BC to have a material impact on its full year 2021 guidance.

Centerra expects to have adequate water inventory levels for targeted throughput and is working with government regulators, its First Nations partners, and other stakeholders to secure a stable long-term water solution. The long-term water solution is expected to require additional infrastructure, the capital for which is not included in the capital expenditure guidance. Mount Milligan’s water level was in excess of 8 million cubic metres as June 30, 2021. See Mount Milligan section below for further information on current water levels and longer-term initiatives.

Öksüt
Gold production guidance ranges for the Öksüt Mine for 2021-2023 remain unchanged from previously issued production guidance. Gold production guidance assumes mining will continue at the Keltepe pit in 2021, and the Güneytepe pit forestry permit is assumed to be received in mid-2022. The gold production outlook reflects higher grades from the Güneytepe pit for part of 2022 and 2023 (approximately 2.22 g/t gold (Au) during 2022 and 2023 compared to the estimated 1.27 g/t Au in 2021 and the actual stacked grade of 1.40 g/t Au in 2020) partially offset by lower estimated ore tonnes stacked. Currently, the Company has sufficient capacity in the heap leach facility to accommodate production through 2022 and expects to complete construction of Phase 2 of the heap leach facility in 2022.

2021 Guidance

The Company’s 2021 consolidated cash flow provided by operating activities from continuing operations excluding Kumtor’s cash flows is expected to be in the range of $200 to $250 million compared to the previous guidance range of the range of $750 to $800 million, which included Kumtor’s cash flows. Centerra’s consolidated free cash flow from continuing operationsNG excluding the Kumtor Mine’s free cash flow is estimated to be in the range of $125 to $175 million compared to the previous guidance range of the range of $350 to $400 million, which included Kumtor’s free cash flow. The Company’s revised guidance for consolidated free cash flow from continuing operationsNG excludes cash flows from discontinued operations. Net cash flow from discontinued operations was $47.8 million for the first half of 2021.

2021 Production Guidance
Centerra’s 2021 production is currently forecasted as follows:

	Units	Kumtor(1)	Mount Milligan(2)	Öksüt	Centerra Consolidated
Gold - Production
Unstreamed Gold Production	(Koz)	-	115 - 130	90 - 110	205 - 240
Streamed Gold Production(2)	(Koz)	-	65 - 70	-	65 - 70
Consolidated Gold Production(3)	(Koz)	-	180 - 200	90 - 110	270 - 310
Copper - Production
Unstreamed Copper Production	(Mlb)	-	55 - 65	-	55 - 65
Streamed Copper Production(2)	(Mlb)	-	15 - 15	-	15 - 15
Consolidated Copper Production(4)	(Mlb)	-	70 - 80	-	70 - 80

(1)	Centerra has suspended providing any forward-looking information on the Kumtor Mine’s operations including the mine’s production and costs until the Kumtor situation is resolved.
(2)	The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, from the Mount Milligan Mine. Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(3)	Gold production assumes recoveries of approximately 64% at Mount Milligan and approximately 75% at Öksüt.
(4)	Copper production assumes 79.6% recovery for copper at Mount Milligan.

Production at the Mount Milligan Mine in the third and fourth quarters will be affected by planned mill maintenance shutdowns to complete SAG Mill reline replacements and other maintenance work. The Company plans to continue to work on continuous improvement projects in 2021, including secondary crusher improvements. Installation of staged flotation reactors which are expected to contribute to gold and copper recovery rates in 2022 and beyond are currently underway. Sales at the Mount Milligan Mine in the third quarter of 2021 may be impacted by CN rail delays caused by wildfires in British Columbia. Currently, the Company does not expect CN rail delays to have a material impact on its full year guidance.

Gold production at the Öksüt Mine is expected to be back-end weighted in 2021 with the first half of the year representing approximately 40% of the 2021 annual gold production total while the second half of the year will represent approximately 60% of the 2021 annual gold production total. As of June 30, 2021 Öksüt achieved project-to-date accumulated heap leach recovery of approximately 75%, and the mine is expected to maintain project-to-date accumulated heap leach recovery of approximately 75% recovery for the full year of 2021, which is unchanged from the previous guidance.

2021 Sales, All-in Sustaining and All-in Unit Costs GuidanceNG
Centerra’s 2021 sales, and cost guidance are forecasted as follows:

	Units	Kumtor(1)	Mount Milligan	Öksüt	Centerra Consolidated(2)
Gold sold	(Koz)	-	180 - 200	90 - 110	270 - 310
Gold production costs	($/oz)	-	650 - 700	500 - 550	625 - 675
All-in sustaining costs on a by-product basis(2)	($/oz)	-	530 - 580	730 - 780	750 - 800
All-in costs on a by-product basis(2),(3)	($/oz)	-	590 - 640	790 - 840	900 - 950
Gold - All-in sustaining costs on a co-product basis(2),(3)	($/oz)	-	850 - 900	730 - 780	950 - 1,000
Copper production costs	($/lb)	-	1.45 - 1.60	-	1.45 - 1.60
Copper - All-in sustaining costs on a co-product basis(2),(3)	($/lb)	-	2.10 - 2.25	-	2.10 - 2.25

(1)	Centerra has suspended providing any forward-looking information on the Kumtor Mine’s operations including the mine’s production and costs until the Kumtor situation is resolved.
(2)	All-in sustaining costs and all-in costs on a by-product and co-product basis are non-GAAP measures and are discussed under “Non-GAAP Measures”. Gold production cost per ounce is different from the all-in sustaining costs on a by-product basis measure and is considered the nearest GAAP measure.
(3)	Mount Milligan production and ounces sold are on a 100% basis (the Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively). Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs and all-in sustaining costs including revenue-based taxes. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions, subject to metal content, levied by smelters.

Consolidated gold production costs are expected to increase to $625 to $675 per ounce range up from the previously issued guidance of $475 to $525 per ounce due to the removal of Kumtor gold production costs and sales.

Consolidated all-in sustaining costs on a by-product basisNG are expected to be in the range of $750 to $800 per ounce compared to the previous guidance range of $850 to $900 per ounce primarily due to the removal of the Kumtor Mine all-in sustaining costs on a by-product basisNG and an increase in the copper price assumption, partially offset by overhead costs spread over less ounces. Mount Milligan’s all-in sustaining costs on a by-product basisNG is expected to be in the range of $530 to $580 per ounce, which is unchanged from the previous guidance. Öksüt’s all-in sustaining costs on a by-product basisNG are expected to be in the range of $730 to $780 per ounce, which is unchanged from the previous guidance.

Consolidated all-in costs on a by-product basisNG are expected to be in the range of range of $900 to $950 per ounce compared to the previous guidance range of $1,175 to $1,230 per ounce, primarily due to the removal of the Kumtor Mine’s all-in costs on a by-product basisNG which included significant revenue-based taxes. Mount Milligan’s all-in costs on a by-product basisNG are expected to be in the range of $590 to $640 per ounce compared, which is unchanged from the previous guidance. Öksüt’s all-in costs on a by-product basisNG are expected to be between $790 to $840 per ounce, which is unchanged from the previous guidance.

2021 Capital Expenditures Guidance
Projected capital expenditures are currently forecast as follows:

	Sustaining	Non-sustaining
Projects ($ millions)	Capital	Capital(1)	Total
Mount Milligan Mine	65 - 70	5 - 10	70 - 80
Öksüt Mine(1)	15 - 25	-	15 - 25
Other	~5	~5	~10
Consolidated Total	85 - 100	10 – 15	95 – 115

1)	Non-sustaining capital expenditures are distinct projects designed to increase the net present value of the mine. 2021 guidance includes the stage floatation reactor at the Mount Milligan Mine.
2)	Sustaining Capital includes capitalized stripping costs of $10 to $15 million at the Öksüt Mine.

Mount Milligan
Sustaining capital expenditure in 2021 is unchanged from the previous guidance and is forecast to be $65 to $70 million and relate primarily to tailings storage facility costs, major overhauls and water management costs.

Non-sustaining capital investment at Mount Milligan for 2021 is unchanged from the previous guidance and is forecast at $5 to $10 million for the installation of staged flotation reactors to improve future metal recoveries.

Öksüt
In 2021 sustaining capital spending has been revised from the previous guidance to include capitalized stripping, previously reported separately, and is otherwise unchanged and estimated to be $15 to $25 million. Öksüt sustaining capital for 2021 relates to geotechnical study costs, early work on the construction of the Phase 2 heap leach expansion, and electric equipment costs.

Molybdenum Business Unit 2021 Guidance
The Molybdenum Business Unit in 2021 is expected to incur net cash expenditures of $30 to $35 million, which includes cash outflows for changes in working capital. The Molybdenum Business Unit’s cash outflows before changes in working capital are estimated approximately to be in the range of $3 to $5 million for 2021. Previously, the Langeloth metallurgical roasting facility was expected to generate sufficient operating margins to cover the care and maintenance costs of the Endako Mine and the Thompson Creek Mine. The change in projected cash flows is due to a significant increase in the purchase costs of molybdenum concentrate, which has a significant impact on the Molybdenum Business Unit’s working capital requirements. The Company is currently assuming molybdenum price of $18.00 per pound compared to $9.00 per pound per the previous guidance.

Kemess Underground Project 2021 Guidance
In 2021, total spending at the Kemess Underground Project is unchanged from the previous guidance and is estimated at approximately $13 to $15 million, including $11 million for care and maintenance activities.

2021 Exploration Expenditures
Planned exploration expenditures for 2021 are expected to be approximately $30 million, which exclude any exploration costs that were incurred or expected to be incurred at the Kumtor Mine. The revised planned exploration expenditures include approximately $10 million for brownfields exploration at the Mount Milligan and Öksüt Mines. Greenfield exploration costs of approximately $15 million are planned to be spent for regional exploration in Turkey, BC and USA. The remaining balance of exploration costs is expected to be spent on other generative projects.

2021 Corporate Administration
Corporate and administration expense forecast for 2021 has been increased to be between $45 and $55 million compared to previously issued guidance of $35 to $40 million. The increase is related to higher estimate of legal costs due to ongoing Kumtor legal and other matters. Corporate and administration expense guidance for 2021 includes approximately $3 to $5 million of stock-based compensation expense compared to the previous guidance of $8 to $10 million due to the lower Centerra share price.

2021 Depreciation, Depletion and Amortization
Consolidated depreciation, depletion, and amortization (“DD&A”) expense included in costs of sales expense for 2021 has been revised to exclude Kumtor and is now forecasted to be in the range of $110 to $125 million compared to the previous range of $240 to $270 million. DD&A expense at Mount Milligan is now estimated at $75 to $90 million compared to the previous estimate of $55 to $65 million, and Öksüt’s DD&A expense is estimated at $25 to $35 million, which is unchanged from the previous guidance.

2021 Taxes
The Mount Milligan operations are subject to corporate income tax and British Columbia mineral tax. The British Columbia mineral tax is forecast to be between $7 and $9 million, which is unchanged from the previous guidance. At the Öksüt Mine, income tax is expected to be between $1 to $2 million, which is unchanged from the previous guidance and assumes approval of an increase in eligible expenditures under the Investment Incentive Certificate obtained by the Öksüt Mine.

2021 Sensitivities
Centerra’s revenues, earnings, and cash flows for the remaining six months of 2021 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings, and cash flows for the second half of 2021.

		Impact on ($ millions)					Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	Net Earnings (after tax)	AISC(2)(3) on by- product basis
Gold price	$50/oz	0.1 - 0.5	-	5.0 - 6.5	5.0 - 6.0	5.0 - 6.0	2.0 - 3.0
Copper price(4)	10%	0.1 - 0.2	-	0.1 - 1.0	0.1 - 0.8	0.1 - 0.8	5.0 - 6.5
Diesel fuel(3)	10%	1.0 - 1.5	0.1 - 0.5	-	1.5 - 2.0	1.0 - 1.5	11.0 - 14.5
Canadian dollar(1)(3)	10 cents	5.0 - 5.5	0.9 - 1.0	-	6.0 - 6.5	5.0 - 5.5	20.0 - 27.0
Turkish lira(1)	1 lira	1.5 - 2.0	0.1 - 0.5	-	2.0 - 3.0	1.5 - 2.0	15.5 - 21.0

(1)	Appreciation of currency against the U.S. dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the U.S. dollar results in decreased costs and increased cash flow and earnings.
(2)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(3)	Includes the effect of hedging programs.
(4)	2021 copper sales net of the Royal Gold’s 18.75% share are hedged up to 90%.

Production, cost and capital forecasts for 2021 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed herein under the headings “2021 Material Assumptions” and “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks Factors” in the Company’s most recently filed Annual Information Form.

2021 Material Assumptions
Material assumptions or factors used to forecast production and costs for 2021, after giving effect to the hedges in place as at June 30, 2021, include the following:

  a market gold price of $1,750 per ounce (unchanged from the previous guidance) and an average realized gold price at Mount Milligan of $1,290 per ounce after reflecting the streaming arrangement with Royal Gold (35% of Mount Milligan’s gold at $435 per ounce).
  a copper price of $3.48 per pound reflects an average swap price of $3.39 per pound on 89% of our unstreamed copper (previously assumed at $3.36 per pound); an average realized copper price at the Mount Milligan Mine of $2.84 per pound after reflecting the streaming arrangement with Royal Gold (18.75% of the Mount Milligan Mine’s copper at 15% of the spot price per metric tonne).
  a molybdenum price of $18.00 per pound (previously assumed at $9.00 per pound).
  exchange rates:
    $1USD:$1.27 Canadian dollar (previously assumed at $1USD:$1.31 Canadian dollar),
    $1USD:8.00 Turkish lira (previously assumed at $1USD:7.50 Turkish lira).
  diesel fuel price assumption:
    $0.71/litre (CAD$0.90/litre) at the Mount Milligan Mine (previously assumed at $0.69/litre (CAD$0.90/litre)).

Mount Milligan Streaming Arrangement
The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Mine Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions
Other material assumptions used in forecasting production and costs for 2021 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital forecasts for 2021 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks Factors” in the Company’s most recent Annual Information Form.

Financial Performance

As a result of events described in Recent Events and Developments, the Company lost control of the Kumtor Mine, and accordingly, Kumtor Mine has been classified as a discontinued operation. The financial and operating data below is presented on a continuing operations basis, excluding the Kumtor Mine for all periods discussed, unless otherwise noted.

Second Quarter 2021 compared to Second Quarter 2020
Revenue of $202.3 million was recognized in the second quarter of 2021 compared to $130.0 million in the second quarter of 2020. The increase in revenue was due to an increase in ounces of gold sold at the Mount Milligan and Öksüt Mines and higher average realized gold, copper and molybdenum prices.

Gold production was 69,854 ounces in the second quarter of 2021 compared to 46,447 ounces in the second quarter of 2020. Gold production in the second quarter of 2021 included 54,675 ounces of gold from the Mount Milligan Mine, an increase compared to the second quarter of 2020, primarily due to higher gold grades and higher throughput. The Öksüt Mine, which commenced commercial production on May 31, 2020, produced 41% more ounces of gold in the second quarter of 2021 compared to the second quarter of 2020.

Copper production at the Mount Milligan Mine was 19.8 million pounds in the second quarter of 2021 compared to 19.1 million pounds in the second quarter of 2020. The increase was primarily due to higher throughput, partially offset by lower copper grades and recoveries.

The Langeloth Facility roasted 2.7 million pounds of molybdenum in the second quarter of 2021 compared to 3.6 million pounds in the second quarter of 2020. This decrease was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Cost of sales of $137.4 million was recognized in the second quarter of 2021 compared to $111.6 million in the second quarter of 2020. The increase was primarily due to an increase in ounces sold at the Mount Milligan and Öksüt Mines compared to the second quarter of 2020.

Corporate administration expenses of $5.8 million were recognized in the second quarter of 2021 compared to $25.3 million in the second quarter of 2020. The decrease was primarily due to a recovery recognized on the provision related to the Company’s share-based compensation plan as a result of the decline in the Company’s share price.

Other expenses of $4.7 million were recognized in the second quarter of 2021 compared to other income of $3.0 million in the second quarter of 2020. The increase in other expenses was primarily due to corporate legal costs incurred in connection with the seizure and the loss of control of the Kumtor Mine.

Income tax recovery of $10.4 million was recognized in the second quarter of 2021 compared to an income tax recovery of $1.6 million in the second quarter of 2020. Income tax recovery in the second quarter of 2021 comprised of current income tax recovery of $0.9 million and deferred income tax recovery of $9.5 million. In comparison, income tax recovery in the second quarter of 2020 comprised current income tax expense of $1.4 million and deferred income tax recovery of $3.0 million. The increase in income tax recovery was primarily due to changes in deferred income tax asset base in Turkey and the impact of fluctuations in foreign exchange, partially offset by differences in the level of taxable income in the Company’s operating jurisdictions between periods.

Net loss from discontinued operations of $884.7 million was recognized in the second quarter of 2021 compared to net earnings from discontinued operations of $120.2 million in the second quarter of 2020. The decrease in net earnings was primarily due to the loss on the change of control of $926.4 million recognized in the second quarter of 2021 and a shorter operating period resulting from the seizure of the Kumtor Mine. Partially offsetting the decrease in net earnings was a gain recognized on the discontinuance of the Kumtor Mine’s fuel hedging program.

First Half 2021 compared to First Half 2020
Revenue of $428.5 million was recognized in the first half of 2021 compared to $258.0 million in the first half of 2020. The increase in revenue was primarily due to 42,780 gold ounces sold at the Öksüt Mine in the first half of 2021, which commenced commercial production on May 31, 2020, an increase in gold ounces sold at Mount Milligan Mine and higher average realized gold, copper and molybdenum prices.

Gold production was 140,031 ounces in the first half of 2021 compared to 84,614 ounces in the first half of 2020. Gold production in first half of 2021 included 97,251 ounces of gold from the Mount Milligan Mine, a 53% increase compared to the first half of 2020, primarily due to higher throughput and higher gold grades. The Öksüt Mine, which commenced commercial production May 31, 2020, produced 42,780 ounces of gold in the first half of 2021 compared to 15,277 ounces of gold in the first half of 2020, primarily due to a higher number of ore tonnes stacked on the heap leach.

Copper production at the Mount Milligan Mine was 38.4 million pounds in the first half of 2021 compared to 39.1 million pounds in the first half of 2020. The decrease was primarily due to lower copper grades, partially offset by higher throughput and higher copper recoveries.

The Langeloth Facility roasted 5.4 million pounds of molybdenum in the first half of 2021 compared to 8.0 million pounds in the first half of 2020. The decrease in pounds roasted was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Cost of sales of $293.1 million was recognized in the first half of 2021 compared to $247.0 million in the first half of 2020. The increase was primarily due to higher mining and processing costs at the Mount Milligan Mine and higher mining and processing costs at the Öksüt Mine which was still ramping up production in the first half of 2020. In addition, there was an increase in depreciation, depletion and amortization costs at the Öksüt Mine as result of a higher number of ore tonnes stacked on the heap leach.

Corporate administration expenses of $10.8 million were recognized in the first half of 2021 compared to $28.7 million in the first half of 2020. The decrease was primarily due to a recovery recognized on the provision related to Company’s share-based compensation plan as a result of the decline in the Company’s share price.

Reclamation recovery of $0.1 million was recognized in the first half of 2021 compared to an expense of $43.5 million in the first half of 2020. The decrease in expense was primarily due to a significant decline in discount rates in the first half of 2020 that are applied to the underlying future reclamation costs at the Molybdenum sites placed on care and maintenance.

A gain on sale of $72.3 million (excluding contingent receivable consideration) was recognized in the first quarter of 2021 on the disposal of the Company’s 50% interest in the Greenstone Gold Mines Partnership.

Other expenses of $7.1 million were recognized in the first half of 2021 compared to other expenses of $4.3 million in the first half of 2020. The increase in other expenses was primarily due to corporate legal costs incurred in connection with the seizure and the loss of control of the Kumtor Mine.

Income tax expense of $9.2 million was recognized in the first half of 2021 compared to an income tax expense of $1.3 million in the first half of 2020. Income tax expense in the first half of 2021 comprised current income tax expense of $5.4 million and deferred income tax expense of $3.8 million. In comparison, income tax expense in the first half of 2020 comprised current income tax expense of $2.2 million and deferred income tax recovery of $0.9 million. The increase in income tax expense was primarily due to tax expense recorded on the sale of the Company’s interest in the Greenstone Gold Mines Partnership and higher BC mineral tax expense.

Net loss from discontinued operations of $828.7 million was recognized in the first half of 2021 compared to net earnings from discontinued operations of $205.4 million in the first half of 2020. The decrease in net earnings was primarily due to the loss on the change of control of $926.4 million recognized in the second quarter of 2021 and a shorter operating period resulting from the seizure of the Kumtor Mine. Partially offsetting the decrease in net earnings was a gain recognized on the discontinuance of the Kumtor Mine’s fuel hedging program.

Balance Sheet Review

As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the assets and liabilities of KGC, a 100% owned subsidiary that holds the Kumtor Mine, in the Company’s statement of financial position for the period ended June 30, 2021. The assets and liabilities presented as at December 31, 2020 are inclusive of the Kumtor Mine.

Cash at June 30, 2021 was $882.9 million compared to $545.2 million at December 31, 2020. The increase was due to the receipt of $210.0 million as consideration for the sale of the Company’s 50% interest in the Greenstone Gold Mines Partnership, free cash flow from continuing operationsNG of $30.7 million and net cash flow from discontinued operations of $49.7 million generated in the first half of 2021.

Total inventories at June 30, 2021 were $196.1 million compared to $580.6 million at December 31, 2020. The decrease in inventories was primarily due to the loss of control of the Kumtor Mine and derecognition of associated inventory balances of $333.6 million from the Company’s consolidated financial position. The decrease was partially offset by an increase in inventories at the Langeloth Facility primarily due to higher working capital needs as result of higher molybdenum prices.

At June 30, 2021, the product inventory balance consisted of 84,731 contained gold ounces and 20.4 million contained pounds of copper in surface stockpiles at the Mount Milligan Mine (6.4 million tonnes of ore at a grade of 0.42 g/t gold and 0.14% copper), of which roughly 20% is expected to be processed in 2021. Additionally, product inventory balance at the Öksüt Mine consisted of 3,827 contained gold ounces in solution at the absorption, desorption and recovery (ADR) plant and 12,003 contained gold ounces on surface and stacked (0.1 million tonnes of ore at a grade of 0.16 g/t gold in surface stockpiles and 1.23 g/t gold stacked on the heap leach pad), which is expected to be processed in 2021.

The carrying value of property, plant and equipment at June 30, 2021 was $1.13 billion compared to $1.69 billion at December 31, 2020. The decrease was primarily due to the derecognition of property, plant and equipment of $629.4 million associated with the change of control of the Kumtor Mine and the derecognition of property, plant and equipment of $139.6 million associated with the sale of the Company’s 50% interest in the Greenstone Gold Mines Partnership. Partially offsetting the overall decrease were $47.2 million of additions capitalized to the property, plant and equipment related to the Company’s continuing operations and $95.7 million of additions capitalized to the property, plant and equipment related to the Kumtor Mine.

Other non-current assets at June 30, 2021 was $14.9 million compared to $77.1 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine and derecognition of the associated reclamation deposits balance of $52.9 million from the Company’s consolidated financial position.

Accounts payable and accrued liabilities at June 30, 2021 was $177.1 million compared to $232.7 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine and derecognition of the associated accounts payable and accrued liabilities balances of $63.3 million from the Company’s consolidated financial position.

The provision for reclamation at June 30, 2021 was $298.7 million compared to $352.2 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine and derecognition of the associated reclamation provision balance of $56.5 million from the Company’s consolidated financial position.

Liquidity and Capital Resources
The Company’s total liquidity position is $1,282.9 million, representing a cash balance of $882.9 million and $400.0 million available under the Corporate Credit Facility. As a result of the seizure of the Kumtor Mine in May 2021, the Corporate Credit Facility agreement will not permit an increase of the credit limit of the facility to $600.0 million. Such an increase would have previously been permitted upon the satisfaction of certain conditions. The Company believes that the current liquidity position and forecasted free cash flows from the Company’s Mount Milligan and Öksüt operations are expected to be sufficient to satisfy working capital needs, contractual obligations and planned capital expenditure and exploration and meet other liquidity requirements through at least the end of 2021. See “Caution Regarding Forward-Looking Information”.

Second Quarter 2021 compared to Second Quarter 2020
Cash provided by operating activities from continuing operations of $60.3 million was recognized in the second quarter of 2021 compared to $49.4 million in the second quarter of 2020. The increase in cash provided by operating activities from continuing operations was primarily due to higher average realized copper prices and an increase in gold ounces sold at the Mount Milligan and Öksüt Mines, partially offset by an unfavourable working capital change at the Öksüt Mine.

Cash used in investing activities from continuing operations of $28.2 million was recognized in the second quarter of 2021 compared to $32.9 million in the second quarter of 2020. The decrease was primarily due to lower capital expenditures at the Öksüt Mine as the construction of the mine was completed in the second quarter of 2020.

Cash used in financing activities of $22.1 million was recognized in the second quarter of 2021 compared to $153.3 million in the second quarter of 2020. The decrease was primarily due to the net repayment of the corporate revolving credit facility in the second quarter of 2020.

First Half 2021 compared to First Half 2020
Cash provided by operating activities from continuing operations of $146.7 million was recognized in the first half of 2021 compared to $36.3 million in the first half of 2020. The increase in cash provided by operating activities from continuing operations was primarily due to higher average realized copper prices and an increase in ounces of gold sold at the Mount Milligan and Öksüt Mines and a more favourable change in working capital at the Mount Milligan Mine, mostly resulting from the timing of vendor payments between periods. The increase in cash was partially offset by an $11.4 million tax refund that was received in the first half of 2020.

Cash provided by investing activities from continuing operations of $165.9 million was recognized in the first half of 2021 compared to cash used in investing activities from continuing operations of $13.7 million in the first half of 2020. The increase in cash provided by investing activities from continuing operations was primarily due to the proceeds received from the sale of the Company’s 50% interest in the Greenstone Gold Mines Partnership and lower capital expenditures at the at the Öksüt Mine as the construction of the mine was completed in the first half of 2020. Partially offsetting an increase in cash provided by investing activities from continuing operations were higher capital expenditures at the Mount Milligan Mine primarily due to the timing of the purchase of a new mining equipment, development costs associated with the tailings storage facility and major planned equipment rebuilds.

Cash used in financing activities of $22.7 million was recognized in the first half of 2021 compared to $97.8 million in the first half of 2020. The decrease was primarily due to the net repayment of the corporate revolving credit facility in first half of 2020.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The outstanding hedge positions for each of these programs as at June 30, 2021 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)			As at June 30, 2021
Instrument	Unit	Type	2021	2022	2023	2021	2022	2023	Total position (2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.33/$1.40	$1.32/$1.38	$1.21/$1.27	$106.8 M (39%)	$149.0 M (29%)	$34.0 M (13%)	$289.8 M	13,364
USD/CAD forward contracts	CAD	Fixed	$1.35	$1.30	$1.27	$69.0 M (25%)	$60.0 M (12%)	$58.0 M (23%)	$187.0 M	7,691
Total			$1.34	$1.31	$1.25	$175.8 M (62%)	$209.0 M (41%)	$92.0 M (36%)	$476.8 M	21,055

Fuel Hedges
ULSD zero-cost collars	Barrels	Fixed	$54/$59	$59/$64	$67/$73	40,938 (42%)	43,100 (32%)	6,000 (9%)	90,038	2,344
ULSD swap contracts	Barrels	Fixed	$63	$62	$75	23,340 (38%)	61,500 (37%)	30,000 (42%)	114,840	2,483
Total						64,278 (79%)	104,600 (69%)	36,000 (51%)	204,878	4,827

Copper Hedges (Strategic hedges)(1):
Copper forward contracts	Pounds	Fixed	$3.39	N/A	N/A	27.3 M (89%)	N/A	N/A	27.3 M	(23,905)
Copper zero-cost collars	Pounds	Fixed	N/A	$3.59/$4.82	N/A	N/A	34.6 M (50%)	N/A	34.6 M	(1,307)

Gold/Copper Hedges (Royal Gold deliverables):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	24,404	N/A	N/A	24,404	(105)
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	3.4 M	N/A	N/A	3.4 M	(95)

(1)   The copper hedge ratio is based on the forecasted copper sales production, net of the streaming arrangement with Royal Gold.
(2)   Royal Gold hedging program with a market price determined on closing of the contract.

The realized gains (losses) recorded in the second quarter and first half of 2021 and 2020 were as follows:

Hedge program	Realized gain(loss) (thousands)
	Three months ended June 30		% Change	Six months ended June 30		% Change
	2021	2020		2021	2020
FX Hedges	$6,261	$(2,106)	397%	$9,941	$(3,366)	395%
Fuel hedges	15,461	(993)	1657%	18,387	(2,117)	969%
Copper Hedges (Strategic hedges)	(15,025)	N/A	N/A	(24,050)	N/A	N/A

During the second quarter of 2021, the Company unwound certain positions that were hedging future fuel purchases at the Kumtor Mine after May 15, 2021. Unwinding these positions during the quarter resulted in the recognition of realized gain on settlement of $14.2 million which was recorded in net loss (earnings) from discontinued operations line in the condensed consolidated interim statements of (loss) earnings and comprehensive (loss) income.

As at June 30, 2021, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Operating Mines and Facilities

Mount Milligan Mine
The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Water Update
Stored water inventory at the Mount Milligan Mine is critical to the ability to process ore through the process plant on a sustainable basis. The Mount Milligan Mine accessed water from surface water sources and groundwater wells near the tailings storage facility during the second quarter of 2021. The stored water inventory was in excess of 8.0 million cubic metres as at June 30, 2021 which is sufficient to enable continuous production for the period of at least 12 months. The Company expects the water inventory level to be maintained at approximately 7.5 million cubic metres during the summer of 2021.

The Company continues to pursue a longer-term solution to its water requirements at the Mount Milligan Mine and is in discussions with regulators, First Nations partners and other stakeholders. In the first half of 2021, the Company’s obtained an environmental assessment certificate amendment and related permits to access surface water sources for the Mount Milligan Mine through November 2023.

Mount Milligan Financial and Operating Results

Unaudited ($ millions, except as noted)	Three months ended June 30,			Six months ended June 30,
Financial Highlights:	2021	2020	% Change	2021	2020	% Change
Gold revenue	$67.9	$45.3	50%	$138.3	$94.3	47%
Copper revenue	57.0	39.8	43%	118.9	72.7	64%
Other by-product revenue	3.3	2.6	27%	6.5	4.3	51%
Total Revenues	$128.2	$87.7	46%	$263.7	$171.3	54%
Production costs	60.3	55.6	8%	129.4	117.9	10%
Depreciation, depletion and amortization	19.7	18.0	9%	42.6	36.0	18%
Earnings from mine operations	$48.2	$14.1	242%	$91.7	$17.4	427%
Earnings from operations	$42.4	$10.0	324%	$82.0	$10.6	674%
Cash provided by mine operations before changes in working capital	59.7	29.1	105%	119.1	41.1	190%
Cash provided by mine operations	73.6	41.6	77%	163.4	68.8	138%
Free cash flow from mine operations(1)	50.4	34.4	47%	130.6	56.4	132%
Capital expenditures - total	20.6	7.1	189%	32.0	12.4	158%
Sustaining capital expenditures(3)	19.7	7.1	176%	31.0	12.4	150%
Non-sustaining capital expenditures(3)(4)	0.9	-	100%	1.0	-	100%
Operating Highlights:
Tonnes mined (000's)	11,631	8,109	43%	22,304	18,998	17%
Tonnes ore mined (000's)	5,002	4,140	21%	10,124	8,829	15%
Tonnes processed (000's)	5,628	4,373	29%	10,398	9,244	12%
Process plant head grade gold (g/t)	0.47	0.39	21%	0.45	0.38	19%
Process plant head grade copper (%)	0.21%	0.26%	(17%)	0.22%	0.26%	(14%)
Gold recovery (%)	65.7%	66.5%	(1%)	65.9%	63.1%	4%
Copper recovery (%)	78.1%	80.8%	(3%)	79.0%	78.0%	1%
Concentrate produced (dmt)	43,639	41,242	6%	85,543	86,329	(1%)
Gold produced (oz) (2)	54,675	35,656	53%	97,251	69,337	40%
Gold sold (oz)(2)	51,447	35,001	47%	105,944	75,354	41%
Average realized gold price - combined ($/oz)(1)(2)	1,321	1,295	2%	1,305	1,252	4%
Copper produced (000's lb) (2)	19,811	19,064	4%	38,421	39,136	(2%)
Copper sold (000's lb)(2)	19,538	19,352	1%	42,321	39,776	6%
Average realized copper price - combined ($/lb) (1)(2)	2.92	2.06	42%	2.81	1.83	54%
Unit Costs:
Gold production costs ($/oz)	638	846	(25%)	657	883	(26%)
All-in sustaining costs on a by-product basis ($/oz) (1)(5)	486	689	(29%)	424	808	(48%)
All-in costs on a by-product basis ($ /oz)(1)(4)	550	732	(25%)	465	836	(44%)
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)	867	973	(11%)	916	1,292	(29%)
Copper production costs ($/lb)	1.41	1.34	5%	1.41	1.29	9%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)	2.06	1.72	20%	1.95	1.64	19%

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Mount Milligan production and sales are presented on a 100% basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces and 18.75% of copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(3)	Capital expenditures are presented as spent and accrued.
(4)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included costs related to the installation of staged flotation reactors.
(5)	Includes the impact of reduced metal prices resulting from the Mount Milligan Streaming Arrangement, and the impact of copper hedges.

Second Quarter 2021 compared to Second Quarter 2020
Earnings from mine operations of $48.2 million were recognized in the second quarter of 2021 compared to $14.1 million in the second quarter of 2020. The increase was primarily due to higher average realized copper prices, and an increase in ounces of gold sold, partially offset by an increase in production costs and depreciation.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/3b141c29-8a2f-4261-8209-73d621681f23

Cash provided by mine operations of $73.6 million was recognized in the second quarter of 2021 compared to $41.6 million in the second quarter of 2020. The increase was primarily due to higher average realized copper prices and an increase in gold ounces sold.

Free cash flow from mine operationsNG of $50.4 million was recognized in the second quarter of 2021 compared to $34.4 million in the second quarter of 2020, primarily due to an increase in cash provided by mine operations, partially offset by an increase in capital expenditures related to the purchase of new mining equipment and development costs associated with the tailings storage facility.

During the second quarter of 2021, mining activities were carried out in phases 4, 5 and 8 of the open pit. Total tonnes mined were 11.6 million tonnes in the second quarter of 2021 compared to 8.1 million tonnes in the second quarter of 2020.

Total process plant throughput for the second quarter of 2021 was 5.6 million tonnes, averaging 61,848 tonnes per calendar day, compared to 4.4 million tonnes, averaging 48,056 tonnes per calendar day in the second quarter of 2020. Increased throughput was a result of an increase in process plant availability in the second quarter of 2021 compared to the second quarter of 2020, when the process plan operated at a reduced capacity as a result of COVID-19.

Gold production was 54,675 ounces in the second quarter of 2021 compared to 35,656 ounces in the second quarter of 2020. The increase was due to higher throughput and higher gold grades. During the second quarter of 2021, the average gold grade was 0.47 g/t and a recovery rate of 66% compared to 0.39 g/t and a recovery rate of 67% in the second quarter of 2020. Total copper production was 19.8 million pounds in the second quarter of 2021 compared to 19.1 million pounds in the second quarter of 2020. The increase was due to higher throughput, partially offset by lower copper grades and recoveries.

Gold production costs were $638 per ounce in the second quarter of 2021 compared to $846 per ounce in second quarter of 2020. The decrease was due to an increase in ounces of gold sold.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/95551412-0264-4fd7-9d71-0f21f64deb94

All-in sustaining costs on a by-product basisNG were $486 per ounce in the second quarter of 2021 compared to $689 per ounce in the second quarter of 2020. The decrease was primarily due to 42% higher average realized copper prices and an increase in ounces of gold sold, partially offset by higher sustaining capital and production costs. Production costs increased due to higher mining costs per tonne as a result of higher maintenance costs and higher diesel prices, partially offset by lower processing costs per tonne due to lower water sourcing costs.

All-in costs on a by-product basisNG were $550 per ounce in the second quarter of 2021 compared to $732 per ounce in the second quarter of 2020. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG.

First Half 2021 compared to First Half 2020
Earnings from mine operations of $91.7 million were recognized in the first half of 2021 compared to $17.4 million in the first half of 2020. The increase was primarily due to higher average realized gold and copper prices and an increase in ounces of gold sold.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/ddb56f2f-ad8b-4210-af45-c2a8687f6524

Cash provided by mine operations of $163.4 million was recognized in the first half of 2021 compared to $68.8 million in the first half of 2020. The increase was due to higher average realized copper prices, an increase in gold ounces sold and a more favourable change in working capital. A more favourable change in working capital was primarily due to an increase in trade payables due to timing of certain vendor payments, partially offset by an increase in trade receivables.

Free cash flow from mine operationsNG of $130.6 million was recognized in the first half of 2021 compared to $56.4 million in the first half of 2020, primarily due to an increase in cash provided by mine operations, partially offset by an increase in capital expenditures related to the purchase of mining equipment, development costs associated with the tailings storage facility and major planned equipment rebuilds.

During the first half of 2021, mining activities were carried out in phases 4, 5 and 8 of the open pit. Total tonnes mined were 22.3 million tonnes in the first half of 2021 compared to 19.0 million tonnes in the first half of 2020.

Total process plant throughput for the first half of 2021 was 10.4 million tonnes, averaging 57,449 tonnes per calendar day, compared to 9.2 million tonnes, averaging 50,791 tonnes per calendar day in the first half of 2020. Higher throughput was a result of an increase in process plant availability in the first half of 2021 compared to the first half of 2020.

Gold production was 97,251 ounces in the first half of 2021 compared to 69,337 ounces in the first half of 2020 primarily due to higher gold grades and higher throughput. During the first half of 2021, the average gold grade was 0.45 g/t and a recovery rate of 66% compared to 0.38 g/t and a recovery rate of 63% in the first half of 2020. Total copper production was 38.4 million pounds in the first half of 2021 compared to 39.1 million pounds in the first half of 2020. The decrease was primarily due to lower copper grades, partially offset by higher throughput.

Gold production costs were $657 per ounce in the first half of 2021 compared to $883 per ounce in the first half of 2020. The decrease was primarily due to an increase in ounces of gold sold, partially offset by slightly higher mining costs as a result of higher maintenance costs and higher diesel prices.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/274011a1-9412-403f-b86a-70b3a1d90ee3

All-in sustaining costs on a by-product basisNG were $424 per ounce in the first half of 2021 compared to $808 per ounce in the first half of 2020. The decrease was primarily due to 54% higher average realized copper prices and an increase in ounces of gold sold, partially offset by higher sustaining capital and production costs. Production costs were higher primarily due to higher mining costs.

All-in costs on a by-product basisNG were $465 per ounce in the first half of 2021 compared to $836 per ounce in the first half of 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG.

Öksüt Mine
Öksüt Mine is located in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is Develi, located approximately 10 kilometres north of the mine site. Öksüt Mine achieved commercial production on May 31, 2020. Prior to achieving commercial production, revenue from the sale of gold ounces was deducted from the cost of related property, plant and equipment and the associated production costs were added to the cost of the related property, plant and equipment.

Öksüt Financial and Operating Results

Unaudited ($ millions, except as noted)	Three months ended June 30,			Six months ended June 30,
Financial Highlights:	2021	2020	% Change	2021	2020	% Change
Revenue	$26.6	$14.6	82%	$76.5	$14.6	424%
Production costs	6.7	3.3	103%	22.8	3.3	591%
Depreciation, depletion and amortization	3.4	0.6	467%	13.1	0.6	2083%
Earnings from mine operations	$16.5	$10.7	54%	$40.6	$10.7	279%
Earnings from operations	$16.1	$10.7	50%	$39.9	$10.7	273%
Cash provided by mine operations before changes in working capital	19.4	11.2	73%	42.3	11.2	278%
Cash provided by mine operations	8.1	13.5	(40%)	40.1	13.5	197%
Free cash flow from mine operations (1)	1.6	5.0	(68%)	27.4	(15.4)	(278%)
Capital expenditures - total	6.5	9.9	(34%)	12.1	18.7	(35%)
Sustaining capital expenditures(2)	6.3	1.1	473%	11.6	1.1	955%
Non-sustaining capital expenditures(2)(3)	0.2	8.8	(98%)	0.5	17.6	(97%)
Operating Highlights:
Tonnes mined (000's)	4,085	3,448	18%	7,365	6,323	16%
Tonnes ore mined (000's)	959	496	93%	1,462	1,067	37%
Ore mined - grade (g/t)	0.80	0.99	(19%)	0.82	0.99	(17%)
Tonnes of ore stacked (000's)	959	877	9%	1,484	1,179	26%
Heap leach grade (g/t)	0.81	0.81	0%	0.81	0.87	(7%)
Heap leach contained ounces stacked	24,764	22,752	9%	38,828	32,944	18%
Gold produced (oz)	15,179	10,791	41%	42,780	15,277	180%
Gold sold (oz)(4)	15,195	12,188	25%	42,780	15,003	185%
Average realized gold price ($/oz)(1)	1,753	1,745	0%	1,789	1,745	3%
Unit Costs:
Gold production costs ($/oz)	441	393	12%	533	393	36%
All-in sustaining costs on a by-product basis ($/oz)(1)	947	536	77%	848	536	59%
All-in costs on a by-product basis ($ /oz)(1)	985	1,580	(38%)	876	2,628	(67%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Capital expenditures are presented as spent and accrued.
(3)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included construction costs.
(4)	Includes 3,788 and 6,603 ounces of gold in the second quarter and first half of 2020, respectively, which were sold prior to achieving commercial production.

Second Quarter 2021
During the second quarter of 2021, earnings from mine operations were $16.5 million, cash provided by mine operations was $8.1 million and free cash flow from mine operationsNG was $1.6 million. Total gold ounces sold were 15,195 resulting in revenue of $26.6 million in the second quarter of 2021.

Non-sustaining capital expenditures in the second quarter of 2021 were $0.2 million compared to $8.8 million in the second quarter of 2020. Non-sustaining capital costs in the second quarter of 2020 were related to the final stages of the mine construction.

Mining in the second quarter of 2021 was focused on the development of phase 3, phase 4 and phase 5 of the Keltepe pit, with total tonnes mined of 4.1 million. Processing in the second quarter of 2021 was focused on the preparation, stacking and irrigation of the heap leach pad, with tonnes stacked of 0.96 million at a gold grade ore of 0.81 g/t.

Gold production costs were $441 per ounce, all-in sustaining costs on a by-product basisNG were $947 per ounce and all-in costs on a by-product basisNG were $985 per ounce in the second quarter of 2021.

First Half 2021
During the first half of 2021, earnings from mine operations were $40.6 million, cash provided by mine operations was $40.1 million and free cash flow from mine operationsNG was $27.4 million. Total gold ounces sold were 42,780 resulting in revenue of $76.5 million in the first half of 2021.

Non-sustaining capital expenditures in the first half of 2021 were $0.5 million compared to $17.6 million in the first half of 2020. Non-sustaining capital costs in the first half of 2020 were related to the final stages of the mine construction.

Mining in the first half of 2021 was focused on the development of phase 3, phase 4 and phase 5 of the Keltepe pit, with total tonnes mined of 7.4 million. Processing in the first half of 2021 was focused on the preparation, stacking and irrigation of the heap leach pad, with tonnes stacked of 1.48 million at a gold grade ore of 0.81g/t.

Gold production costs were $533 per ounce, all-in sustaining costs on a by-product basisNG were $848 per ounce and all-in costs on a by-product basisNG were $876 per ounce in the first half of 2021.

Molybdenum Business Unit
The molybdenum business includes two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia. The molybdenum business also includes the Langeloth Facility in Pennsylvania. The Thompson Creek Mine operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to upgrade high copper content molybdenum concentrate purchased from third parties into upgraded products which are then sold in the metallurgical and chemical markets.

Molybdenum Financial and Operating Results

($ millions, except as noted)	Three months ended June 30,			Six months ended June 30,
Financial Highlights:	2021	2020	% Change	2021	2020	% Change
Molybdenum (Mo) revenue	$45.6	$25.3	80%	$84.3	$66.9	26%
Tolling and calcining revenue	0.4	1.3	(69%)	1.2	2.9	(59%)
By-product revenue	1.5	1.1	36%	2.8	2.3	22%
Total revenues	$47.5	$27.7	71%	$88.3	$72.1	22%
Production costs	45.7	32.1	42%	81.9	85.7	(4%)
Depreciation, depletion and amortization	1.6	1.8	(11%)	3.3	3.4	(3%)
Earnings (loss) from mine operations	$0.2	$(6.2)	103%	$3.1	$(17.0)	(118%)
Care and Maintenance costs - Molybdenum mines	3.5	3.2	9%	6.7	6.5	4%
Reclamation (recovery) expense	10.8	17.1	37%	0.1	43.5	(100%)
Net loss from operations	$(14.8)	$(26.9)	45%	$(5.0)	$(68.2)	(93%)
Cash provided by mine operations before changes in working capital	(0.8)	(0.9)	11%	0.9	(5.0)	(118%)
Cash (used in) provided by operations	(1.0)	(2.7)	(63%)	(7.8)	8.0	(198%)
Free cash flow (deficit) from operations (1)	(1.2)	(4.1)	(71%)	(8.6)	5.8	248%
Total capital expenditures(2)	0.2	1.4	(86%)	0.9	2.2	(61%)
Operating Highlights:
Mo purchased (lbs)	2,557	3,858	(34%)	5,352	7,200	(26%)
Mo roasted (lbs)	2,697	3,606	(25%)	5,356	7,988	(33%)
Mo sold (lbs)	3,176	2,666	19%	6,485	6,457	0%
Average market Mo price ($/lb)	14.48	8.30	75%	12.90	9.02	43%

      (1)   Non-GAAP measure. See discussion under “Non-GAAP Measures”.
      (2)   Capital expenditures are presented as spent and accrued.

Second Quarter 2021 compared to Second Quarter 2020
Earnings from mine operations of $0.2 million were recognized in the second quarter of 2021 compared to loss from mine operations of $6.2 million in the second quarter of 2020. The increase was primarily due to increased sales margin from rising molybdenum prices and the effect of various cost control measures.

Cash used in operations of $1.0 million was recognized in the second quarter of 2021, compared to cash used in operations of $2.7 million in the second quarter of 2020 primarily due to higher sales margins. Free cash flow deficit from operationsNG of $1.2 million was recognized in the second quarter of 2021 compared to free cash flow deficit from operationsNG of $4.1 million in the second quarter of 2020 primarily due to lower capital expenditures and higher sales margins.

The Langeloth Facility roasted and sold 2.7 million pounds and 3.2 million pounds of molybdenum, respectively, in the second quarter of 2021, compared to 3.6 million pounds and 2.7 million pounds of molybdenum in the second quarter of 2020. A decrease in pounds roasted was due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate. The increase in pounds sold was due to an increase in demand for molybdenum as the economy begins to recover from the COVID-19 pandemic.

A chart accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/00a352d8-147c-4b2b-9ae9-b52953639ef2

First Half 2021 compared to First Half 2020
Earnings from mine operations of $3.1 million were recognized in the first half of 2021 compared to a loss from mine operations of $17.0 million in the first half of 2020. The increase in the first half of 2021 was mainly due to the increased sales margin from rising molybdenum prices and the effect of various cost control measures.

Cash used in operations of $7.8 million was recognized in the first half of 2021, compared to cash provided by operations of $8.0 million in the first half of 2020. The decrease was due to a $11.4 million tax refund that was received in the first half of 2020. Free cash flow deficit from operationsNG of $8.6 million was recognized in the first half of 2021 compared to free cash flow from operationsNG of $5.8 million in the first half of 2020, due to a tax refund received in the first half of 2020.

The Langeloth Facility roasted and sold 5.4 million pounds and 6.5 million pounds of molybdenum, respectively, in the first half of 2021, compared to 8.0 million pounds and 6.5 million pounds of molybdenum in the first half of 2020. The decrease in roasted material was due to a decline in molybdenum concentrate available for roasting.

Discontinued Operations

Kumtor Mine

As a result of the events described in the Recent Events and Developments section above, specifically the seizure of the Kumtor Mine and loss of control of the mine by the Company, the Kumtor Mine was reclassified as a discontinued operation. Consequently, the Company is only presenting financial and operating results pertaining to 44 days (April 1 to May 14, 2021) and 134 days (January 1 to May 14, 2021) for the three and six months ended June 30, 2021, compared to 91 days and 181 days for the three and six months ended June 30, 2020. Consequently, the results reported are not comparable.

Kumtor Financial and Operating Results

Unaudited ($ millions, except as noted)	Three months ended June 30,		Six months ended June 30,
Financial Highlights:	2021	2020	2021	2020
Revenue	$88.5	$288.2	$264.1	$538.9
Production costs	24.3	56.5	72.6	109.8
Depreciation, depletion and amortization	19.4	64.9	57.9	118.5
Standby costs	-	-	-	6.7
Earnings from mine operations	$44.8	$166.8	$133.6	$303.9
Loss on the change of control of the Kumtor Mine	(926.4)	-	(926.4)	-
Net (loss) earnings from discontinued operations	$(884.7)	$120.2	$(828.7)	$205.4
Cash provided by operating activities from discontinued operations before changes in working capital	61.0	185.3	155.5	327.7
Cash provided by operating activities from discontinued operations	77.1	218.7	143.9	352.9
Cash used in investing activities from discontinued operations	27.4	63.5	96.1	108.3
Net cash flow from discontinued operations	49.7	155.2	47.8	244.6
Free cash flow from discontinued operations (1)	49.6	155.3	53.7	250.7
Capital expenditures - total	28.4	73.5	95.1	122.5
Sustaining capital expenditures(3)	24.1	70.2	69.2	118.5
Non-sustaining capital expenditures(3)(4)	4.3	3.3	25.9	4.0
Operating Highlights:
Tonnes mined (000's)	25,052	23,077	74,26	43,075
Tonnes ore mined (000's)	413	14	1,298	585
Tonnes processed (000's)	748	1,568	2,343	3,170
Process plant head grade (g/t)	2.77	3.95	2.52	3.74
Recovery (%)(2)	71.9%	84.1%	71.5%	83.9%
Gold produced (oz)	49,661	173,245	139,830	325,551
Gold sold (oz)	49,363	170,350	147,800	330,440
Unit Costs:
Gold production costs ($/oz)	492	332	491	332
All-in sustaining costs on a by-product basis ($/oz)(1)	950	700	929	687
All-in costs on a by-product basis ($ /oz)(1)	1,349	971	1,414	949

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Metallurgical recoveries are based on recovered gold, not produced gold.
(3)	Capital expenditures are presented as spent and accrued.
(4)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included costs related to the expansion of the mine.

Sale of Interest in Greenstone Gold Mines (“Greenstone”)

On December 15, 2020, the Company entered into an agreement with an affiliate of the Orion Mine Finance Group (“Orion”) and Premier Gold Mines Limited to sell the Company’s 50% interest in the Greenstone Partnership to Orion for cash consideration of $225 million, subject to certain adjustments, and contingent consideration of approximately $75 million (assuming a gold price of $1,500 per ounce), payable based on the successful construction and operation of the mine. Any contingent consideration will be recorded upon achieving the applicable milestones. On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership with final cash consideration received of $210 million, net of adjustments, and recognized a gain on sale of $72.3 million (excluding contingent consideration).

Quarterly Results – Previous Eight Quarters

As a result of the loss of control, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company’s consolidated financial results. Accordingly, the quarterly results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$ million, except per share data	2021		2020				2019
Quarterly data unaudited
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	202	226	212	251	130	128	115	157
Net earnings (loss) from continuing operations	33	111	31	82	(39)	(66)	(68)	(235)
Basic earnings (loss) per share - continuing operations	0.11	0.37	0.10	0.28	(0.13)	(0.22)	(0.23)	(0.80)
Diluted earnings (loss) per share - continuing operations	0.10	0.36	0.10	0.26	(0.13)	(0.24)	(0.23)	(0.80)
Net (loss) earnings	(852)	167	95	206	81	20	(12)	(165)
Basic (loss) earnings per share	(2.87)	0.57	0.32	0.70	0.27	0.07	(0.04)	(0.56)
Diluted (loss) earnings per share	(2.87)	0.55	0.32	0.68	0.27	0.06	(0.04)	(0.56)

Related party transactions

Kyrgyzaltyn
While the Company was in control of the Kumtor Mine, the sole customer of gold doré from the Kumtor mine was Kyrgyzaltyn, the Company’s largest shareholder and a state-owned entity of the Kyrgyz Republic. Revenues from the Kumtor Mine were subject to a management fee of $1.00 per ounce based on sales volumes, payable to Kyrgyzaltyn.

The breakdown of sales transactions with Kyrgyzaltyn in the normal course of business are as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Gross gold and silver sales to Kyrgyzaltyn	$88,847	$289,974	$265,407	$542,427
Deduct: refinery and financing charges	(307)	(1,778)	(1,248)	(3,479)
Net revenue received from Kyrgyzaltyn	$88,540	$288,196	$264,159	$538,948

Contingencies

The following is a summary of contingencies with respect to matters affecting the Company and its subsidiaries. Readers are cautioned that the following is only a brief summary of such matters. For a more complete discussion of these matters, see the Company’s news releases and its most recently filed Annual Information Form and specifically the section therein entitled “Risk Factors” available on SEDAR at www.sedar.com. The following summary also contains forward-looking statements and readers are referred to “Caution Regarding Forward-looking Information”.

Kyrgyz Republic

Kumtor Mine
As a result of the seizure of the Kumtor Mine and the loss of control of the mine, the Company deconsolidated KGC, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost.

Arbitration Proceedings
On May 17, 2021, the Company announced that it initiated binding arbitration (the “Kumtor Arbitration Proceedings”) against the Kyrgyz Republic to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Government of the Kyrgyz Republic accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. Subsequently, this claim was amended to add Kyrgyzaltyn JSC (“Kyrgyzaltyn”) as a respondent in the Kumtor Arbitration Proceedings.

These claims will be adjudicated by a single arbitrator in the Kumtor Arbitration Proceedings to be held at Stockholm, Sweden and conducted under the rules of the United Nations Commission on International Trade Law. The applicable governing law of most of the longstanding agreements with the Kyrgyz Republic and Kyrgyzaltyn is the law of the State of New York. Centerra has requested that the Permanent Court of Arbitration in the Hague, Netherlands designate an appointing authority to select an arbitrator.

While Centerra will continue to pursue all measures necessary to protect its rights in arbitration and in other legal proceedings, no assurances can be given that Centerra will be successful in any of the foregoing legal proceedings or that the Company will be able to negotiate a solution that will not have a material impact on Centerra. There remains further risk that additional regulatory, tax, or civil claims will be commenced against KGC or the Company.

Mount Milligan Mine
As previously disclosed, in the Company’s consolidated financial statements for the year ended December 31, 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at the Mount Milligan Mine. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Other
The Company operates in multiple countries around the world and accordingly is subject to, and pays taxes under the various regimes in those jurisdictions in which it operates. These tax regimes are determined under general taxation and other laws of the respective jurisdiction. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company’s tax filings are subject to review and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax laws. The Company records provisions for future tax assessments considered to be probable. As at June 30, 2021, the Company did not have any material provision for claims or taxation assessments.

Accounting Estimates, Policies and Changes

Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. With exception of the accounting for the Company’s loss of control of Kumtor Mine as disclosed in Note 4 of the Company's condensed consolidated interim financial statements, the critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2021 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2020.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the condensed consolidated interim financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and (loss) earnings are outlined in Note 4 of the consolidated financial statements for the year ended December 31, 2020 and in Note 4 of the Company's condensed consolidated interim financial statements for the second quarter ended June 30, 2021.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR.  There was no material change to the Company’s internal controls over financial reporting that occurred during the second quarter of 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO.  Based on these evaluations, the CEO and the CFO concluded that the design of these DC&P and ICFR were effective throughout the second quarter of 2021.

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. These offices were subsequently re-opened, or are scheduled to re-open under new hygiene and physical distancing protocols; however, employees whose work does not require physical presence in the office can continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company’s ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Non-GAAP Measures

This document contains the following non-GAAP financial measures: all-in sustaining costs per ounce on a by-product basis, all-in sustaining costs per ounce or pound on a co-product basis and all-in costs on a by-product basis per ounce. In addition, non-GAAP financial measures include adjusted net earnings, adjusted net earnings per common share (basic and diluted), average realized gold price and average realized copper price.

As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic on May 15, 2021 and the loss of control of the mine, the Company presented the results from the Kumtor Mine as a discontinued operation, separate from the Company’s continuing operations. Consequently, the following non-GAAP financial measures were added: adjusted net earnings from continuing operations, adjusted net earnings from continuing operations per common share (basic and diluted), free cash flow from continuing operations and adjusted free cash flow from continuing operations. These measures are calculated in a similar fashion as the equivalent measures presented on a total basis, inclusive of both continuing operations and discontinued operations.

Management believes that the use of these non-GAAP measures assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance, our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. These financial measures do not have any standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions
The following is a description of the non-GAAP measures used in this MD&A:

  All-in sustaining costs on a by-product basis per ounce are calculated as the aggregate of production costs as recorded in the condensed consolidated interim statements of (loss) earnings, refining and transport costs, cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedging by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis per ounce for the Kumtor Mine excludes revenue-based taxes.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, are based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. For the second quarter and first half of 2021, 453 pounds and 465 pounds, respectively, of copper were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis per ounce of gold for the Kumtor Mine excludes revenue-based taxes.
  All-in costs on a by-product basis per ounce include all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and pre-development costs. All-in costs on a by-product basis per ounce for the Kumtor Mine includes revenue-based taxes.
  Adjusted net earnings is calculated by adjusting net (loss) earnings as recorded in the consolidated statements of (loss) income and comprehensive (loss) income for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing income generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Adjusted net earnings from continuing operations is calculated by adjusting net earnings (loss) from continuing operations as recorded in the consolidated statements of (loss) income and comprehensive loss for items not associated with continuing operations. This measure adjusts for the impact of items not associated with continuing operations. Management uses this measure to monitor and plan for the operating performance of continuing operations of the Company in conjunction with other data prepared in accordance with IFRS.
  Average realized gold price is calculated by dividing the different components of gold sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement(1)) by the number of ounces sold.
  Average realized copper price is calculated by dividing the different components of copper sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement(1)) by the number of pounds sold.
  Free cash flow from continuing operations is calculated as cash provided by operations less additions to property, plant and equipment.
  Free cash flow from mine operations is calculated as cash provided by mine operations less additions to property, plant and equipment.
  Adjusted free cash flow from continuing operations is calculated as free cash flow adjusted for items not associated with ongoing operations.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,
(Unaudited - $ millions, unless otherwise specified)	Consolidated(3)		Mount Milligan		Öksüt		Kumtor(4)
	2021	2020	2021	2020	2021	2020	2021	2020

Production costs attributable to gold	39.5	32.9	32.8	29.6	6.7	3.3	24.3	56.5
Production costs attributable to copper	27.5	26.0	27.5	26.0	-	-	-	-
Total production costs excluding molybdenum segment, as reported	67.0	58.9	60.3	55.6	6.7	3.3	24.3	56.5
Adjust for:
Third party smelting, refining and transport costs	3.6	2.1	2.8	2.1	0.8	-	0.3	1.8
By-product and co-product credits	(60.2)	(42.4)	(60.2)	(42.4)	-	-	(0.9)	(1.8)
Community costs related to current operations	-	-	-	-	-	-	0.9	2.3
Adjusted production costs	10.4	18.6	2.9	15.3	7.5	3.3	24.6	58.8
Corporate general administrative and other costs	6.5	25.6	0.8	0.5	-	-	-	-
Reclamation and remediation - accretion (operating sites)	0.8	0.2	0.4	0.2	0.4	-	0.1	1.0
Sustaining capital expenditures(1)	26.0	8.2	19.7	7.1	6.3	1.1	22.3	59.5
Sustaining leases	1.4	1.1	1.2	1.0	0.2	0.1	-	-
All-in sustaining costs on a by-product basis	45.1	53.7	25.0	24.1	14.4	4.5	47.0	119.3
Revenue-based taxes	-	-	-	-	-	-	12.4	40.4
Exploration and study costs	7.6	4.1	2.4	1.5	0.4	-	3.0	2.5
Non-sustaining capital expenditures(1)(2)	1.1	8.8	0.9	-	0.2	8.8	4.3	3.3
Care and maintenance costs and pre-development costs	2.9	6.1	-	-	-	-	-	-
All-in costs on a by-product basis	56.7	72.7	28.3	25.6	15.0	13.3	66.7	165.5
Ounces sold (000's)	66.6	43.4	51.4	35.0	15.2	8.4	49.4	170.4
Pounds sold (millions)	19.5	19.4	19.5	19.4	-	-	-	-
Gold production costs ($ /oz)	593	759	638	846	441	393	492	332
All-in sustaining costs on a by-product basis ($ /oz)	676	1,238	486	689	947	536	950	700
All-in costs on a by-product basis ($ /oz)	851	1,675	550	732	985	1,580	1,349	971
Gold - All-in sustaining costs on a co-product basis ($ /oz)	970	1,470	867	973	947	536	950	700
Copper production costs ($ /pound)	1.41	1.34	1.41	1.34	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($ /pound)	2.06	1.72	2.06	1.72	n/a	n/a	n/a	n/a

(1)	Capital expenditures are presented on a cash basis.
(2)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included costs related to the installation of staged flotation reactors at the Mount Milligan Mine, the expansion of the Kumtor Mine and construction costs at the Öksüt Mine.
(3)	Presented on a continuing operations basis, excluding results from the Kumtor Mine.
(4)	Results for the periods ended June 30, 2021 from the Kumtor Mine prior to the seizure of the mine on May 15, 2021.

	Six months ended June 30,
(Unaudited - $ millions, unless otherwise specified)	Consolidated(3)		Mount Milligan		Öksüt		Kumtor(4)
	2021	2020	2021	2020	2021	2020	2021	2020

Production costs attributable to gold	92.4	69.8	69.6	66.5	22.8	3.3	72.6	109.8
Production costs attributable to copper	59.8	51.4	59.8	51.4	-	-	-	-
Total production costs excluding molybdenum segment, as reported	152.2	121.2	129.4	117.9	22.8	3.3	72.6	109.8
Adjust for:
Third party smelting, refining and transport costs	6.5	4.4	5.7	4.4	0.8	-	1.2	3.5
By-product and co-product credits	(125.4)	(77.0)	(125.4)	(77.0)	-	-	-	-
Community costs related to current operations	-	-	-	-	-	-	2.6	13.6
Adjusted production costs	33.3	48.6	9.7	45.3	23.6	3.3	76.4	126.9
Corporate general administrative and other costs	11.5	28.7	1.0	0.5	-	-	-	-
Reclamation and remediation - accretion (operating sites)	1.7	0.6	0.9	0.6	0.8	-	0.3	2.0
Sustaining capital expenditures(1)	42.6	13.5	31.0	12.4	11.6	1.1	60.6	98.0
Sustaining leases	2.6	2.2	2.3	2.1	0.3	0.1	-	-
All-in sustaining costs on a by-product basis	91.7	93.6	44.9	60.9	36.3	4.5	137.3	226.9
Revenue-based taxes	-	-	-	-	-	-	37.0	75.5
Exploration and study costs	11.1	7.2	3.3	2.1	0.7	-	8.8	7.2
Non-sustaining capital expenditures(1)(2)	1.5	17.6	1.0	-	0.5	17.6	25.9	4.0
Care and maintenance costs and pre-development costs	6.1	11.4	-	-	-	-	-	-
All-in costs on a by-product basis	110.4	129.8	49.2	63.0	37.5	22.1	209.0	313.6
Ounces sold (000's)	148.7	83.8	105.9	75.4	42.8	8.4	147.8	330.4
Pounds sold (millions)	42.3	39.8	42.3	39.8	-	-	-	-
Gold production costs ($ /oz)	621	833	657	883	533	393	491	332
All-in sustaining costs on a by-product basis ($ /oz)	617	1,118	424	808	848	536	929	687
All-in costs on a by-product basis ($ /oz)	742	1,550	465	836	876	2,628	1,414	949
Gold - All-in sustaining costs on a co-product basis ($ /oz)	916	1,292	916	1,292	848	536	929	687
Copper production costs ($ /pound)	1.41	1.29	1.41	1.29	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($ /pound)	1.95	1.64	1.95	1.64	n/a	n/a	n/a	n/a

(1)	Capital expenditures are presented on an accrual basis.
(2)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included costs related to the installation of staged flotation reactors at Mount Milligan Mine, the expansion of the Kumtor Mine and construction costs at the Öksüt Mine.
(3)	Presented on a continuing operations basis.
(4)	Results for the periods ended June 30, 2021 from the Kumtor Mine prior to the seizure of the mine on May 15, 2021.

Adjusted net earnings can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($ millions, except as noted)	2021	2020	2021	2020

Net (loss) earnings	$(851.7)	$80.7	$(684.2)	$100.8

Adjust for items not associated with ongoing operations:
Loss of control of the Kumtor Mine	926.4	-	926.4	-
Kumtor Mine legal costs, onerous contract and other related costs	8.1	-	8.1	-
Gain from the discontinuance of Kumtor Mine hedge instruments	(15.3)	-	(15.3)	-
Gain on the sale of Greenstone property	-	-	(72.3)	-
Reclamation provision revaluation expense (recovery) at sites on care and maintenance	10.8	17.1	(0.1)	43.5

Adjusted net earnings	$78.3	$97.8	$162.6	$144.3

Net (loss) earnings per share - basic	$(2.87)	$0.27	$(2.31)	$0.34
Net (loss) earnings per share - diluted	$(2.87)	$0.27	$(2.31)	$0.34
Adjusted net earnings per share - basic	$0.26	$0.33	$0.55	$0.49
Adjusted net earnings per share - diluted	$0.26	$0.33	$0.55	$0.49

Adjusted net earnings from continuing operations can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($ millions, except as noted)	2021	2020	2021	2020

Net earnings (loss) from continuing operations	$33.0	$(39.4)	$144.5	$(104.7)

Adjust for items not associated with ongoing operations:
Kumtor Mine litigation and other related costs	6.1	-	6.1	-
Gain on the sale of Greenstone property	-	-	(72.3)	-
Reclamation provision revaluation expense (recovery) at sites on care and maintenance	10.8	17.1	(0.1)	43.5

Adjusted net earnings (loss) from continuing operations	$49.9	$(22.3)	$78.2	$(61.2)

Net earnings (loss) from continuing operations per share - basic	$0.11	$(0.13)	$0.49	$(0.36)
Net earnings (loss) from continuing operations per share - diluted	$0.10	$(0.13)	$0.47	$(0.36)
Adjusted net earnings (loss) from continuing operations per share - basic	$0.17	$(0.08)	$0.26	$(0.21)
Adjusted net earnings (loss) from continuing operations per share - diluted	$0.17	$(0.08)	$0.24	$(0.21)

Free cash flow from continuing operations is calculated as follows:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2021	2020	2021	2020

Cash provided by operating activities from continuing operations (1)	$60.3	$49.4	$146.7	$36.3

Adjust for:
Additions to property, plant and equipment at continuing operations (1)	(29.6)	(35.6)	(48.0)	(41.1)

Free cash flow from continuing operations	$30.7	$13.8	$98.7	$(4.8)

Adjust for:
Kumtor Mine legal and other related costs	4.6	-	4.6	-

Adjusted free cash flow from continuing operations	$35.3	$13.8	$103.3	$(4.8)

      (1)   As presented in the Company’s Condensed Consolidated Interim Statements of Cash Flows.

Average realized sales price for gold

Average realized sales price for gold at continuing operations	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Gold sales reconciliation ($ millions)
Gold sales - Öksüt	26.6	14.6	76.5	14.6

Gold sales - Mount Milligan
Total gold sales under Royal Gold stream(1)	7.0	2.0	16.5	6.8
Total gold sales to third party customers(1)	61.1	43.5	122.1	87.8
Gold sales, net of adjustments	68.1	45.5	138.6	94.6
Refining and treatment costs	(0.2)	(0.2)	(0.3)	(0.3)
Total gold sales	67.9	45.3	138.3	94.3

Total gold revenue - Consolidated	94.5	59.9	214.8	108.9

Ounces of gold sold
Gold ounces sold - Öksüt	15,195	8,349	42,780	8,349
Ounces sold to Royal Gold - Mount Milligan(1)	17,907	12,192	36,917	26,219
Ounces sold to third party customers - Mount Milligan(1)	33,540	22,809	69,027	49,135

Total ounces sold - Consolidated	66,642	43,350	148,724	83,703

Average realized sales price for gold on a per ounce basis
Average realized sales price - Öksüt	1,753	1,745	1,789	1,745

Average realized gold price - Mount Milligan - Royal Gold	397	166	455	264
Average realized gold price - Mount Milligan - Third party	1,823	1,906	1,769	1,787
Average realized gold price - Mount Milligan - Combined	1,321	1,295	1,305	1,252

Average realized sales price for gold - Consolidated	1,419	1,381	1,445	1,300

(1)	Includes both current and prior period final pricing and metal content adjustments such as mark-to-market adjustments on provisionally priced sales and final adjustments to originally invoiced weights and assays.

Average realized sales price for Copper - Mount Milligan

Average realized sales price for Copper - Mount Milligan	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Copper sales reconciliation ($ millions)
Total copper sales under Royal Gold stream(1)	1.8	0.1	2.6	2.2
Total copper sales to third party customers(1)(2)	58.2	43.2	123.1	77.7
Copper sales, net of adjustments	60.0	43.3	125.7	79.9
Refining and treatment costs	(3.0)	(3.5)	(6.8)	(7.2)
Copper sales	57.0	39.8	118.9	72.7

Pounds of copper sold (000's lbs)
Pounds sold to Royal Gold(1)	3,672	3,641	7,943	7,479
Pounds sold to third party customers(1)	15,866	15,711	34,378	32,297
Total pounds sold	19,538	19,352	42,321	39,776

Average realized sales price for copper on a per pound basis
Average realized copper price - Royal Gold	0.49	0.02	0.33	0.33
Average realized copper price - Third party	3.67	2.75	3.58	2.80

Average realized copper price - Combined	2.92	2.06	2.81	1.83

(1)	Includes both current and prior period final pricing and metal content adjustments such as mark-to-market adjustments on provisionally priced sales and final adjustments to originally invoiced weights and assays.
(2)	Includes the impact of copper hedges.

Qualified Person & QA/QC – Non-Exploration (including Production information)

The production information and other scientific and technical information presented in this document, including the production estimates were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Slobodan (Bob) Jankovic, Professional Geoscientist, member of the Association of Professional Geoscientists of Ontario (APGO) and Centerra’s Senior Director, Technical Services, who is a qualified person for the purpose of NI 43-101. Unless otherwise noted below, sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

The Kumtor deposit is described in a NI 43-101 technical report dated February 24, 2021 (with an effective date of July 1, 2020) and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Kumtor deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used are described in the technical report.

The Mount Milligan deposit is described in a NI 43-101 technical report dated March 26, 2020 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

The Öksüt deposit is described in a NI 43-101 technical report dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)
	June 30,	December 31,
	2021	2020
(Expressed in thousands of United States Dollars)

Assets
Current assets
Cash and cash equivalents	$882,875	$545,180
Amounts receivable	74,716	66,108
Inventories	196,094	580,587
Assets held-for-sale	-	140,005
Other current assets	34,477	40,961
	1,188,162	1,372,841
Property, plant and equipment	1,125,470	1,686,067
Other non-current assets	14,947	77,101
	1,140,417	1,763,168
Total assets	$2,328,579	$3,136,009

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$177,104	$232,704
Income taxes payable	3,008	2,474
Liabilities held-for-sale	-	2,255
Other current liabilities	28,986	20,395
	209,098	257,828

Deferred income tax liability	40,537	39,473
Provision for reclamation	298,277	351,149
Other non-current liabilities	18,782	21,541
	357,596	412,163
Shareholders' equity
Share capital	981,658	975,122
Contributed surplus	30,908	30,601
Accumulated other comprehensive income	5,735	11,600
Retained earnings	743,584	1,448,695
	1,761,885	2,466,018
Total liabilities and Shareholders' equity	$2,328,579	$3,136,009
Commitments and contingencies (note 17)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of (Loss) Earnings and Comprehensive (Loss) Income
(Unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
(Expressed in thousands of United States Dollars)
(except per share amounts)

Revenue	$202,264	$129,977	$428,498	$258,017

Cost of sales
Production costs	112,683	90,960	234,050	206,979
Depreciation, depletion and amortization	24,656	20,563	59,048	40,007
Earnings from mine operations	64,925	18,454	135,400	11,031

Exploration and development costs	8,760	6,474	12,222	11,237
Corporate administration	5,848	25,271	10,795	28,718
Care and maintenance expense	6,402	7,074	12,834	13,862
Reclamation expense (recovery)	10,825	17,065	(42)	43,505
Other operating expenses	4,138	3,055	7,765	5,934
Earnings (loss) from operations	28,952	(40,485)	91,826	(92,225)

Gain on sale of Greenstone Partnership	-	-	(72,274)	-
Other expenses (income)	4,710	(2,998)	7,092	4,324
Finance costs	1,580	3,536	3,307	6,864
Earnings (loss) before income tax	22,662	(41,023)	153,701	(103,413)
Income tax (recovery) expense	(10,385)	(1,609)	9,215	1,256
Net earnings (loss) from continuing operations	33,047	(39,414)	144,486	(104,669)
Net (loss) earnings from discontinued operations	(884,705)	120,157	(828,717)	205,420
Net (loss) earnings	$(851,658)	$80,743	$(684,231)	$100,751

Other Comprehensive (Loss) Income
Items that may be subsequently reclassified to earnings:
Net (loss) gain on translation of foreign operation	$-	$(592)	$31	$(1,607)
Net loss on derivative instruments	(4,218)	(1,930)	(5,896)	(1,732)
Other comprehensive loss	(4,218)	(2,522)	(5,865)	(3,339)
Total comprehensive (loss) income	$(855,876)	$78,221	$(690,096)	$97,412

Earnings (loss) per share - continuing operations:
Basic	$0.11	$(0.13)	$0.49	$(0.36)
Diluted	$0.10	$(0.13)	$0.47	$(0.36)
(Loss) earnings per share:
Basic	$(2.87)	$0.27	$(2.31)	$0.34
Diluted	$(2.87)	$0.27	$(2.31)	$0.34

Cash dividends declared per common share (C$)	$0.05	$0.08	$0.10	$0.08

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
(Expressed in thousands of United States Dollars)

Operating activities
Net earnings (loss) from continuing operations	$33,047	$(39,414)	$144,486	$(104,669)

Adjustments:
Depreciation, depletion and amortization	26,192	25,459	62,068	43,217
Reclamation expense (recovery)	10,825	17,065	(42)	43,505
Share-based compensation expense (recovery)	474	20,470	(2,642)	17,231
Finance costs	1,580	3,536	3,307	6,864
Gain on sale of Greenstone Partnership	-	-	(72,274)	-
Income tax (recovery) expense	(10,385)	(1,609)	9,215	1,256
Other	(70)	4,611	2,295	12,570
	61,663	30,118	146,413	19,974
Changes in working capital	(1,362)	19,233	315	16,314
Cash provided by operating activities from continuing operations	60,301	49,351	146,728	36,288
Cash provided by operating activities from discontinued operations	77,132	218,709	143,853	352,928
Cash provided by operating activities	137,433	268,060	290,581	389,216

Investing activities
Property, plant and equipment additions	(29,574)	(35,615)	(47,967)	(41,082)
Proceeds from sale of Greenstone Partnership	-	-	210,291	-
Decrease in restricted cash	1,039	149	2,658	25,990
Decrease in other assets	317	2,562	921	1,426
Cash (used in) provided by investing activities from continuing operations	(28,218)	(32,904)	165,903	(13,666)
Cash used in investing activities from discontinued operations	(27,432)	(63,501)	(96,081)	(108,250)
Cash (used in) provided by investing activities	(55,650)	(96,405)	69,822	(121,916)

Financing activities
Dividends paid	(20,880)	(16,992)	(20,880)	(16,992)
Debt drawdown	-	114,000	-	250,000
Debt repayment	-	(250,000)	-	(327,472)
Payment of borrowing costs	(914)	(2,789)	(1,605)	(4,854)
Repayment of lease obligations	(953)	(1,415)	(3,336)	(3,152)
Proceeds from common shares issued	606	3,908	3,113	4,666
Cash used in financing activities	(22,141)	(153,288)	(22,708)	(97,804)
Increase in cash during the period	59,642	18,367	337,695	169,496
Cash at beginning of the period	823,233	193,846	545,180	42,717
Cash at end of the period	$882,875	$212,213	$882,875	$212,213

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

The Condensed Consolidated Interim Financial Statements and Notes for the three and six months ended June 30, 2021 and Management’s Discussion and Analysis for the three and six months ended June 30, 2021 have been filed on the System for Electronic Document Analysis and Retrieval (‘SEDAR’) at www.sedar.com, on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov/edgar, and are available at the Company’s web site at: www.centerragold.com.

Supplementary Information: Second Quarter 2021 Exploration Update

Mount Milligan Mine

The 2021 exploration drilling program at Mount Milligan Mine includes 50 drill holes of planned brownfield drilling totalling approximately 20,000 metres and nine drill holes of planned greenfield drilling totalling approximately 4,200 metres. Primary targets include zones below the current ultimate pit boundary (MBX Deep) and on the eastern margin of the pit (Great Eastern Fault) where positive drilling results were returned in 2019 and 2020.

Mount Milligan Brownfield Drilling and Exploration
Exploration drilling continued in the second quarter of 2021 with 17 diamond drill holes completed totalling 9,853 metres. Four drill holes totalling 2,425 metres were completed in the MBX Deep zone, an exploration target below the current ultimate pit boundary in the central portion of the deposit. Eight drill holes totalling 4,640 metres were completed in the Great Eastern Fault (GEF) zone, testing for both shallow mineralization associated with fault intersections, and deeper porphyry mineralization associated with the Great Eastern stock. Three drill holes were completed in the Saddle zone totalling 1,781 metres, and the one drill hole was completed in the WBX zone totalling 551 metres, targeting mineralization below the ultimate pit boundary. One drill hole was completed in the Rainbow Extension zone totalling 456 metres, targeting for resource expansion potential south of the ultimate pit boundary.

During the second quarter of 2021, assay results were returned for 12 drill holes completed in 2021. These include significant mineralization from below the ultimate pit boundary in the MBX Deep, WBX, Saddle zones, Southern Star zone along the southeastern margin of the pit and in the Great Eastern Fault zone along the eastern margin of the pit.

Selected significant intersections are reported below:

MBX Deep Zone (central portion of the pit)

21-1305	111.6 metres @ 0.39 g/t Gold (“Au”), 0.22% Copper (“Cu”) from 22.2 metres including 4.0 metres @ 2.25 g/t Au, 0.25% Cu from 43.5 metres
        and      5.0 metres @ 1.61 g/t Au, 0.28% Cu from 75.0 metres
98.5 metres @ 0.20 g/t Au, 0.12% Cu from 252.5 metres
38.2 metres @ 0.44 g/t Au, 0.21% Cu from 362.8 metres
21-1308	48.8 metres @ 0.60 g/t Au, 0.29% Cu from 20.3 metres including 4.0 metres @ 3.04 g/t Au, 0.47% Cu from 46.0 metres 85.7 metres @ 0.64 g/t Au, 0.16% Cu from 275.0 metres
21-1309	18.0 metres @ 0.73 g/t Au, 0.09% Cu from 282.0 metres including 5.2 metres @ 1.67 g/t Au, 0.11% Cu from 284.8 metres 101.0 metres @ 0.23 g/t Au, 0.20% Cu from 305.0 metres

WBX Deep Zone (northwestern portion of the pit)

21-1304	124.3 metres @ at 0.23 g/t Au, 0.19% Cu from 3.7 metres including 1.85 metres @ 0.74 g/t Au, 1.31% Cu from 111.7 metres 57.7 metres @ 0.14 g/t Au, 0.03% Cu from 199.0 metres

Saddle Zone (central portion of the pit)

21-1307	44.6 metres @ 0.20 g/t Au, 0.10% Cu from 175.0 metres 73.3 metres @ 0.36 g/t Au, 0.11% Cu from 225.0 metres 54.0 metres @ 0.22 g/t Au, 0.20% Cu from 393.0 metres

GEF Deep Zone (eastern margin of the pit)

21-1310	42.0 metres @ 0.31 g/t Au, 0.38% Cu from 341.0 metres
19.0 metres @ 1.03 g/t Au, 0.15% Cu from 408.0 metres
21.8 metres @ 0.33 g/t Au, 0.14% Cu from 480.1 metres
34.6 metres @ 0.30 g/t Au, 0.10% Cu from 523.4 metres
19.3 metres @ 0.27 g/t Au, 0.36% Cu from 566.0 metres
18.0 metres @ 0.12 g/t Au, 0.12% Cu from 600.0 metres
33.8 metres @ 0.31 g/t Au, 0.32% Cu from 627.3 metres

Assays returned from the MBX Deep zone throughout the second quarter show wide intercepts of significant mineralization below the ultimate pit boundary. Porphyry-style mineralization is associated with potassic altered monzonite porphyry and footwall latites-andesites units with potassic to inner propylic alteration overprinted by quartz-sericite-pyrite-carbonate alteration. Lithologies are variably crosscut by early, transitional, and late-stage veins. The highest gold grades are associated with intervals of increased density of late-stage veins near the Saddle-Saddle Splay fault zones. To date, the tested dimensions of the MBX Deep zone are approximately 190 metres (north-northeast to south-southwest) by 140 metres (east to west) with an average width of 124 metres for significant intervals, and potential to expand to the south and to the east.

Drilling in the Great Eastern Fault zone throughout the second quarter defined a recently discovered potassic altered monzonite porphyry stock interpreted to be a similar size as the MBX stock and shallowly west-southwest dipping. The first set of assay results returned from the Great Eastern stock show wide runs of significant mineralization in the hanging wall and footwall margins of the stock and surrounding altered volcanic-volcaniclastic units. The east-west dimensions of the GEF stock, defined by 2021 drilling to date, are approximately 260 metres with room to extend up-dip to the east, and no surrounding drill holes to the north or to the south.

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au or 0.1 % Cu and a maximum internal dilution interval of 4.0 metres. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone, relationship between fault blocks, and conceptual nature of the exploration target. Drill collar locations and associated graphics are available at the following link: http://ml.globenewswire.com/Resource/Download/2d207407-3f8e-4fca-a118-837afc222be2

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Mount Milligan Mine have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available at the Company’s web site at www.centerragold.com.

Öksüt Mine

Resource infill, geotechnical, and exploration drilling continued in the second quarter of 2021 at the Öksüt Mine. Thirty-one diamond drill holes were completed, including 12 geotechnical and 19 resource infill/step-out holes, totalling 6,209 metres. Resource infill/step-out drill holes were designed to target inferred and unclassified mineralization within the Keltepe and Güneytepe pits, whereas geotechnical drill holes were designed for slope stability measurements with the purpose of expanding pit boundaries. Final assay results were received for holes ODD0471 to ODD0500, along with the results from two geotechnical holes (ODD0467 and ODD0469) that were drilled in the first quarter.

Significant intercepts were returned from both the Keltepe and Güneytepe pits. These intercepts are expected to result in the conversion of inferred/unclassified mineralization into indicated and measured categories and to improve grades in places.

Selected significant intersections are reported below:

Keltepe (oxide gold resource upgrade and expansion)

ODD0467	35.0 metres @ 3.79 g/t Au from 31.5 metres including 21.5 metres @ 5.38 g/t Au from 31.5 metres
ODD0472	18.0 metres @ 2.99 g/t Au from 24.5 metres including 9.9 metres @ 5.18 g/t Au from 26.5 metres
ODD0474	60.8 metres @ 0.57 g/t Au from 23.9 metres including 9.4 metres @ 1.56 g/t Au from 9.4 metres
ODD0478	63.6 metres @ 0.65 g/t Au from 9.6 metres including 5.7 metres @ 1.09 g/t Au from 26.3 metres and 10.5 metres @ 1.65 from 37.2 metres
ODD0497	44.4 metres @ 0.96 g/t Au from 32.4 metres including 17.0 metres @ 1.55 g/t Au from 34.4 metres

Güneytepe (oxide gold resource expansion)

ODD0494	68.0 metres @ 0.71 g/t Au from 6.0 metres including 17.8 metres @ 1.52 g/t Au from 40.2 metres
ODD0500	12.0 metres @ 0.44 g/t Au from 30.0 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.2 g/t Au and a maximum internal dilution interval of 5.0 metres. The true widths of the mineralized intervals reported represent approximately 60 to 90% of the stated downhole interval. Drill collar locations and associated graphics are available at the following link: http://ml.globenewswire.com/Resource/Download/2d207407-3f8e-4fca-a118-837afc222be2

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Öksüt Gold Mine have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available at the Company’s web site at www.centerragold.com.

Other Projects

Turkey

Sivritepe Project

The 2021 drilling program continued at Sivritepe East during the second quarter. Twelve drill holes totalling 3,020 metres were completed. The drill holes were designed to target geochemical and geophysical anomalies. Widespread low-grade Au mineralization was intersected in most holes with higher grade intercepts being returned from two holes.

Selected significant intersections are reported below:

 Sivritepe East

STE0016	80.0 metres @ 0.90 g/t Au from 5.0 metres including 21.0 metres @ 2.76 g/t Au (oxide gold)
STE0017	40.4 metres @ 0.55 g/t Au from 3.0 metres including 13.0 metres @ 1.02 g/t Au (oxide gold)

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au and a maximum internal dilution interval of 5.0 metres. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone. Drill collar locations and associated graphics are available at the following link: http://ml.globenewswire.com/Resource/Download/2d207407-3f8e-4fca-a118-837afc222be2

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Sivritepe Project have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available at the Company’s web site at www.centerragold.com.

Qualified Person & QA/QC – Exploration
Exploration information and related scientific and technical information in this document regarding the Mount Milligan mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario, Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used. The Mount Milligan deposit is described in the 2020 Annual Information Form and a technical report dated March 26, 2020 (with an effective date of December 31, 2019) prepared in accordance with NI 43-101, both of which are available on SEDAR at www.sedar.com.

Exploration information and related scientific and technical information in this document regarding the Öksüt Mine and the Sivritepe Project were prepared, reviewed, verified and compiled in accordance with NI 43-101 by Mustafa Cihan, Member of the Australian Institute of Geoscientists (AIG), Exploration Manager Turkey at Centerra’s Turkish subsidiary Centerra Madencilik A.Ş., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used. The Öksüt deposit is described in Centerra’s 2020 Annual Information Form and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, both of which are available on SEDAR at www.sedar.com.

For more information:
John W. Pearson
Vice President, Investor Relations
Centerra Gold Inc.
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra Gold is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/00688798-ec8d-4c69-8228-44d2b854b78e